UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

2 – 53016 Hwy 60

Acheson, Alberta T7X 5A7

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2013 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: June 12, 2013

NORTH AMERICAN
CONSTRUCTION GROUP

2013 Annual Report

HITACHI
HITACHI
NORTH AMERICAN
EUCLID
300
NORTH AMERICAN

To Our Shareholders

Fiscal 2013 was a year marked by much challenge and change as foretold by our Chairman, Ron McIntosh, in his letter of fiscal 2012. Since joining last June, I have become a top ten shareholder and sought to radically alter the business emphasis from the headlong pursuit of revenue growth, to a relentless dedication to spending discipline and risk mitigation, in order to enhance our balance sheet. This transformation has involved a seismic cultural shift, and in the first paragraph of my first shareholder letter, I want to thank the executive group and all of our personnel for their unmitigated understanding and support. We have already achieved a lot together as a team in terms of operational improvement, and there is plenty more to come.

Fresh Beginning

Through the concluded disposals of surplus mining equipment and our pipeline assets, together with the intended sale of our Piling Division, we now have the opportunity of a fresh beginning as an acutely focused, specialty Heavy Construction and Mining contractor. We will go forward with a strong balance sheet, substantial operational leverage, and an overhead structure founded on simplicity and leanness. I am extremely excited about this despite the cautious posture I have taken towards prospective near-term oil sands related demand.

Part Of The Solution

Undoubtedly, demand for our services in the oil sands is being hampered by a very guarded approach by our customers to project approvals and spending on existing and new open mine sites. As someone who has also previously been the Chief Executive of an Exploration and Production company, I can relate to and better appreciate the well-chronicled reasons behind the present conservatism of these clients. Therefore our near term strategy is based on the assumption that these soft demand conditions will remain in fiscal 2014, and will continue to be exacerbated by an over-capacity of heavy equipment in the hands of too many competitors.

In this environment we will hunker down and achieve operational excellence in terms of safety performance, change management, customer satisfaction, risk management and cost structure. Our aim will be to become the low cost contractor of choice in our market, and be seen as part of the solution, rather than the problem, for our clients.

Measured Growth

On my career travels, I have worked in both the North Sea and the Gulf of Mexico when they have been pronounced as “dead seas” for oil and gas activity, on several occasions. Each time demand in those areas eventually bounced back stronger than before, and I am confident that this outcome will be repeated for large mines in the oil sands once the producers become more comfortable with: the longevity of macro-economic recovery; the availability of take-away pipeline infrastructure and the impact of shale sourced oil supply in the USA. After all, the oil sands are one of the few places on earth where the major oil companies have access to major reserves in a stable investment climate, and where they can move the needle in terms of production growth.

We will be ready to prosper when oil sands demand improves, but we will no longer solely rely on this market area as a source of equipment utilization. Western Canada is blessed with other significant natural resources and we believe that we have both the expertise and equipment to assist with the extraction of those resources. Measured growth will therefore come from improved utilization of our equipment across more resource markets and the bolt on of related services, to provide access to a wider range of projects and execute them more cost effectively. We will also seek to play a leading role in finding the answer to the conundrum of equipment over-capacity in the oil sands segment.

Getting back to expressing thanks, I would like to start with the Board of Directors and end with fellow investors. To the Board, I would like to express my gratitude to each Director for placing trust in me and providing invaluable guidance and support. To our investors, I thank you for your patience and I promise more face time this year, at conferences, etc., to personally elaborate on the plans outlined above, which are intended to produce long term and sustainable growth in shareholder value.

Martin Ferron

President & CEO

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Management’s Discussion and Analysis

For the year ended March 31, 2013

A. EXPLANATORY NOTES

June 10, 2013

The following Management’s Discussion and Analysis (MD&A) is as of June 10, 2013 and should be read in conjunction with the attached audited consolidated financial statements for the year ended March 31, 2013 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (AIF), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary.

Non-GAAP Financial Measures

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our fourth amended and restated credit agreement, our “credit agreement”).

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract (described in the “Our Business - Significant Business Events” section of this MD&A) and certain other non-cash items included in the calculation of net income.

We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain both a minimum interest coverage ratio and a maximum senior leverage ratio and also identifies limits to our annual capital spend, all of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.

Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

B. OUR BUSINESS

SIGNIFICANT BUSINESS EVENTS

Accomplishments on our Fiscal 2013 Strategic Priorities

At the start of fiscal 2013, we established a set of strategic priorities to better serve our customers and restore shareholder confidence and value. These priorities were:

1.	Strengthen our balance sheet and liquidity;

2.	Lower our cost structure;

3.	Improve the risk profile of our business; and

4.	Regain profitability.

We have made significant progress towards achieving these priorities during fiscal 2013, including:

•	The investigation of a possible sale of our piling related assets and liabilities, with the proceeds targeted to significantly strengthen our balance sheet and liquidity.

•	The restructuring of our debt to strengthen our balance sheet.

•	The sale of under-utilized heavy equipment assets and the reduction of our capital spend, to lower our cost structure.

•	The restructuring of our General and Administrative (“G&A”) and operations support organizations to lower our cost structure.

•	The sale of our pipeline assets, thus eliminating business risk in a non-core business.

With these major accomplishments behind us we are well positioned to focus our significant experience and knowledge on regaining our profitability in the Heavy Construction and Mining business.

A complete discussion on these strategic priorities and tactics can be found below.

Divestiture of Piling Related Assets and Liabilities

As part of our evaluation of operations, we made the decision to investigate the possible sale (“Piling Sale”) of our piling related assets and liabilities and exit the piling, foundation, pipeline anchor and tank services businesses. On June 10, 2013, we reached an agreement with Keller Group plc (the “Keller Group” or the “Purchaser”) to sell our piling assets for consideration of $227.5 million, plus or minus customary working capital

2	2013 Annual Report

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adjustments, less approximately $5.0 million for the assumption of capital leases. In addition, we will receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed Consolidated EBITDA thresholds from the assets and liabilities sold. Closing costs for the Piling Sale are expected to be approximately $12.5 million.¿

The first part of the contingent proceeds of up to $57.5 million will be earned over the next two years based upon the Purchaser achieving annual results of $45.0 million in Consolidated EBITDA as follows:

•

A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Consolidated EBITDA (“First Year Consolidated EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Consolidated EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Consolidated EBITDA is $45.0 million or greater).

•

A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Consolidated EBITDA (“Second Year Consolidated EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Consolidated EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Consolidated EBITDA is $45.0 million or greater).

The $45.0 million annual Consolidated EBITDA target is comparable to our fiscal 2013 Consolidated EBITDA level for the piling business, thus we anticipate that the Purchaser will achieve a minimum of $45.0 million in Consolidated EBITDA in each year. We further anticipate that the piling business will continue to grow under the management of the Purchaser, thus we expect to realize all of these contingent proceeds.¿

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Consolidated EBITDA earned in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Consolidated EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay the vendor an amount equal to $0.375 for every $1 by which First Year Consolidated EBITDA exceeds $45.0 million;

b.	no later than September 30, 2015, the Purchaser will pay the vendor an amount equal to $0.375 for every $1 which the aggregate of First Year Consolidated EBITDA and Second Year Consolidated EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.	no later than September 30, 2016, the Purchaser will pay the vendor an amount equal to $0.5 for every $1 by which the aggregate of First Year Consolidated EBITDA, Second Year Consolidated EBITDA and Consolidated EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Consolidated EBITDA target is comparable to our fiscal 2013 Consolidated EBITDA level for the piling business. The cumulative two year $90.0 million target and the cumulative three year $135.0 million target are multiples of the one year target. We anticipate that the Purchaser will continue to grow the piling business, resulting in the payment of some or all of these contingent proceeds.¿

These contingent proceeds will be recognized as the Consolidated EBITDA targets are achieved. We have retained the right to verify the Consolidated EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.

The Piling Sale is subject to the Purchaser obtaining final majority shareholder and certain anti-trust approvals. We expect these conditions to be met and the Piling Sale to close in the first half of fiscal 2014.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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The Piling Sale includes all piling related:

•	property, plant and equipment;

•	intangible assets;

•	working capital (excluding the outstanding accounts receivable and unbilled revenue on a certain customer contract); and

•	capital and operating lease commitments.

We expect to recognize a gain from the sale of assets, net of a $32.9 million reduction in goodwill, related to the piling business. For a discussion on the assets and liabilities held for sale as at March 31, 2013, see “Summary of Consolidated Financial Position”, in this MD&A.¿

Upon closing the Piling Sale, a portion of the net proceeds will be used to repay the outstanding balance of the Term A Facility which, at March 31, 2013, was $17.2 million.¿

For all periods presented, piling results are now reported within “Income (loss) from discontinued operations, net of tax” in our Consolidated Statements of Operations and Comprehensive Loss and “Cash provided by (used in) discontinued operations” in our Consolidated Statements of Cash Flows. The assets and liabilities associated with the Piling Sale have been classified as held for sale on our Consolidated Balance Sheet. Prior to the Piling Sale, activity in the piling business was reported as part of the Commercial and Industrial Construction segment.

For a discussion of our results from discontinued operations related to piling activity see “Financial Results - Net Gain (Loss) from Discontinued Operations” in this MD&A.

Debt Restructuring

Credit Agreement

On September 28, 2012 we entered into a Fourth Amending Agreement to our April 30, 2010 Fourth Amended and Restated Credit Agreement2. The changes made to the credit agreement include:

•	Increasing the capital lease debt limit to $75.0 million from $30.0 million.

•	Temporary relief to the Consolidated EBITDA related covenants:

¡

Senior Debt Ratio (Senior Debt to trailing 12-month Consolidated EBITDA) temporarily increased from the original “must not exceed 2.0 times” to “must not exceed 2.25 times (for the twelve months ended September 30, 2012)”.

¡

Interest Coverage Ratio (trailing 12-month Consolidated EBITDA to trailing 12-month Cash Interest Expense) temporarily reduced from the original “must be greater than 2.50 times” to “must be greater than 1.50 times for the twelve months ended September 30 and December 31, 2012, respectively” and to “must be greater than 2.25 times for the twelve months ended March 31, 2013”.

•	Application of net asset sale proceeds to the permanent reduction and repayment of the two Term Facilities in the following order and manner:

¡	100% of the net proceeds applied to the Term B Facility until such time as it is repaid in full; and then

¡	50% of the net proceeds applied to the Term A Facility until such time as it is repaid in full.

¡	Upon closing of the Piling Sale, a portion of the net proceeds will be used to repay the outstanding balance of the Term A Facility which, at March 31, 2013, was $17.2 million.

•	Permanent reduction and repayment of the full balance of the Term B Facility by April 30, 2013.

¡

As at March 31, 2013, we have applied $10.2 million of net proceeds from asset sales and $15.4 million of net proceeds from the sale of pipeline related assets to the repayment of the Term B Facility, leaving $5.6 million outstanding on the Term B Facility.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

2 Our Fourth Amended and Restated Credit Agreement, which we entered into on April 30, 2010 (“the credit agreement”) provides credit facilities in the form of two Term Facilities (Term A Facility and Term B Facility) and an $85.0 million Revolving Facility.

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¡

We completed the payment of the remainder of the Term B facility in April 2013 in compliance with our Bank covenants. This was funded by $2.0 million in asset sales and through cash generated from working capital.

¡	Extension of the maturity date of the credit agreement by one year to October 31, 2014, provided the Term B Facility was repaid by April 30, 2013.

•	Extension of the maturity date of the credit agreement by one year to October 31, 2014, provided the Term B Facility was repaid by April 30, 2013.

•	Net annual capital expenditures limited to an amount equal to annual Consolidated EBITDA less the sum of:

¡	Scheduled annual repayments of debt;

¡	Consolidated annual cash interest expense; and

¡	Current annual taxes for the fiscal year.

Heavy Equipment Leases

During the year ended March 31, 2013 we negotiated the refinancing of $41.6 million in heavy equipment related leases including $7.2 million of expired lease renewals, $29.9 million of which was completed during the three months ended September 30, 2012, $10.2 million during the three months ended December 31, 2013 and $1.5 million completed during the three months ended March 31, 2013. The lease refinancing included changes to lease terms and changes to the timing of principal repayments. These leases were previously classified as operating leases, however with the refinancing terms they are now classified as capital leases. As a result, we have recorded a $41.6 million increase in capital lease commitments with an associated addition to property, plant and equipment (net of capitalized over-hour liabilities). We expect this refinancing will reduce future near-term annual operating lease cost by approximately $20.9 million, increase annual cash interest by approximately $2.1 million and increase depreciation expense in proportion to the utilization of the refinanced equipment. This refinancing is expected to reduce our annual cash lease payments by approximately $4.6 million.¿

With the accelerated repayment of the Term B Facility and the refinancing of certain operating leases, we have reduced our total debt (excluding our Revolving Facility) by $65.3 million since March 31, 2012. Total debentures and term loans were reduced by $35.6 million while total equipment and building financing was reduced by $29.7 million, as illustrated in the table below:

		Balance for the period ended
	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
Debentures and term loans
Series 1 Debentures	225,000	225,000	225,000	225,000	225,000
Term A Facility	17,202	18,139	19,076	20,013	20,950
Term B Facility	5,644	9,107	25,670	35,933	37,496
Total debentures and term loans	$247,846	$252,246	$269,746	$280,946	$283,446
Equipment / building financing
Operating lease commitments	61,589	63,884	75,831	112,653	127,569
Capital leases (including interest)	46,975	49,547	44,453	9,948	10,701
Total equipment / building financing	$108,564	$113,431	$120,284	$122,601	$138,270

The revolving facility balances for the periods ended March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012 were $22.4 million, $35.0 million, $30.0 million, $30.0 million and $20.3 million, respectively.

Divestiture of Pipeline Related Assets

On November 22, 2012, we sold our pipeline related assets for total consideration of approximately $16.3 million resulting in $15.5 million of net proceeds, after selling costs of $0.8 million. The transaction included $1.3 million of job materials held in inventory, $12.0 million net book value of property, plant and equipment and $1.1 million of previously expensed tools, supplies and equipment parts. We applied $15.4 million from the net proceeds against our Term B Facility.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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We retained our interest in the working capital associated with our performance of pipeline construction, integrity and maintenance activity prior to the sale date. The pipeline related working capital reported in our results from continuing operations is comprised of accounts receivable, accounts payable and unbilled revenue related to outstanding claims and unsigned change orders. We anticipate realizing the full amount of this working capital. In conjunction with the sale of these assets we have exited the pipeline construction, integrity and maintenance business.¿

For all periods presented, the results from pipeline operations and cash flows are included in discontinued operations. Prior to the sale, activity in the pipeline business was reported as part of the Commercial and Industrial Construction segment.

For a discussion of our results from discontinued operations related to pipeline activity see “Financial Results – Net Gain (Loss) from Discontinued Operations” in this MD&A.

Right-Sizing our Equipment Fleet and Reducing our Capital Spend

We have assessed and adjusted the size and mix of our equipment fleet as we work to right-size the fleet for customer demand. As a result of our efforts, we have sold under-utilized equipment in our heavy equipment fleet. Included in the sale of assets during the year ended March 31, 2013 was the disposal of both owned and leased equipment, the elimination of associated capitalized maintenance and the buyout of related operating leases, resulting in:

•	net proceeds of $10.1 million;
¡	Proceeds collected of $23.6 million offset by a $13.5 million buyout of operating leases;
•	a reduction in the net book value of equipment of $4.5 million;
•	a recovery of $4.1 million of operating lease expense;
•	the recording of a gain on sale of assets of $1.5 million; and
•	an expected annual reduction in our operating lease expense of approximately $5.6 million.¿

In addition, we re-positioned some of our owned equipment fleet to reduce our rental fleet requirements and we have reduced the size of our light vehicle and service equipment fleet.

We also reassessed our sustaining and growth capital needs and we reduced our total capital spend related to ongoing operations to $37.7 million for the year ended March 31, 2013, compared to $53.0 million and $37.3 million for the years ended March 31, 2012 and 2011, respectively. The lower capital spend reflects a reduction in required maintenance capital and replacement equipment along with a freeze on growth capital spend for most of our business.

Restructuring our General and Administrative and Operations Support Organizations

Our business in the oil sands has been negatively impacted by the reduction in the price of Alberta heavy crude oil, mainly driven by the current oil sands pipeline capacity constraints. While we continue to operate on many customer sites, our oil sands fleet is currently underutilized. Our customers have reduced spending by insourcing certain mine support activities and by delaying or indefinitely postponing capital expenditures including mine expansions and major growth projects. As a result of these factors, we have experienced a reduction in demand resulting in lower revenues and weaker-than-expected financial performance over the past two years.

With the lower demand and to further streamline our organization and business processes, we implemented a business restructuring initiative during the three months ended June 30, 2012, which included:

•	Hiring a new President and Chief Executive Office, Martin Ferron;

•	Re-aligning our G&A, Asset Management and Operations Support departments with a focus on supporting our new business model, thus eliminating over 60 salaried positions;

•	Closing our corporate office in Calgary, Alberta and relocating our senior executive team to our Acheson, Alberta office;

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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•

Reducing outsourced equipment maintenance activities and increasing the utilization of our Acheson, Alberta maintenance facility for the more cost effective self-performance of major equipment overhauls;

•	Reducing our equipment maintenance hourly labour costs through a restructuring of our maintenance shift schedule and overtime strategy; and

•	Reducing our site related overhead and camp accommodation costs in Fort McMurray.

As a result of this restructuring, we recorded a $2.8 million charge in G&A expense during the year ended March 31, 2013.

With the exit from the piling and pipeline businesses, we are implementing a further business restructuring initiative to align our G&A and operations support costs to our new business structure. Activities related to the new business restructuring include:

•	The elimination of two Vice Presidents from our Executive team;

•

Further re-alignment of our G&A, Asset Management and Operating Support departments with the size and needs of the new business structure, thus reducing our staffing levels by over 30 salaried positions; and

•	The reduction of our Edmonton, Alberta office space.

We anticipate that this further restructuring will generate a total G&A cost reduction for our fiscal 2014 ongoing operations of approximately $6.0 million, compared to our fiscal 2013 levels.¿

Single Business Segment

With the exit of the piling and pipeline businesses we have consolidated the management and support organization of our operations under a single business segment within which our chief operating decision makers will allocate resources and assess the performance of our business going forward.

For all periods presented, the results from piling and pipeline operations and cash flows are included in discontinued operations.

A more detailed discussion of our ongoing business can be found in “Business Overview” in this MD&A.

Canadian Natural Contract

As discussed in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2012, we reached an agreement with Canadian Natural on March 27, 2012, related to amendments to the long-term overburden removal and mining services contract (“the Canadian Natural contract”) at the Horizon Oil Sands mine (“Horizon mine”) near Fort McMurray, Alberta. During the negotiations related to the contract amendment, revenue related to the Canadian Natural contract for the three month periods ended June 30, September 30 and December 31, 2011, was recorded only to the extent of total costs incurred, representing a zero profit margin for these periods. In addition, we recorded a $42.5 million revenue writedown for the three months and year ended March 31, 2011 related to the Canadian Natural contract.

Along with the amending agreement, Canadian Natural committed to accelerate the buyout of approximately 30% of assets that were contractually tied to the Canadian Natural contract (“contract-related assets”), some of which we owned outright and some of which we leased, along with the inventory used by us on the Horizon mine site. We realized $47.0 million in net proceeds from this transaction which was applied against our non-cash working capital. As a result of these transactions, annual operating lease and depreciation costs related to the Canadian Natural contract were reduced by approximately $10.0 to $12.0 million with a corresponding reduction in contract revenue.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Five Year Business Performance

The table below represents select financial data related to our business performance for the past five fiscal years:

Year ended March 31,
(dollars in thousands except ratios and per share amounts)	2013	2012	2011(1)	2010	2009
Operating Data

Revenue	$544,609	$670,720	$667,037	$665,514	$716,053

Gross profit	33,877	32,007	44,452	133,118	109,037

Gross profit margin	6.2%	4.8%	6.7%	20.0%	15.2%

Operating (loss) income(2)	(16,023)	(14,802)	(11,916)	78,542	(136,240)

Net (loss) income from continuing operations(2)	(28,309)	(25,383)	(29,726)	32,023	(190,418)

Net income (loss) from discontinued operations(2)	26,846	4,221	(4,924)	(3,804)	55,014

Net (loss) income(2)	(1,463)	(21,162)	(34,650)	28,219	(135,404)

Consolidated EBITDA for continuing operations(3)	28,786	36,893	77,142	123,566	86,121

Consolidated EBITDA for discontinued operations(3)	49,474	20,085	6,959	(1,922)	53,325

Consolidated EBITDA(3)	78,260	56,978	84,101	121,644	139,446

Per share information for continuing operations

Net (loss) income – basic	$(0.78)	$(0.70)	$(0.82)	$0.89	$(5.29)

Net (loss) income – diluted	(0.78)	(0.70)	(0.82)	0.87	(5.29)

Per share information for discontinued operations

Net income (loss) – basic	$0.74	$0.12	$(0.14)	$(0.11)	$1.53

Net income (loss) – diluted	0.74	0.12	(0.14)	(0.10)	1.53

Per share information

Net (loss) income – basic	$(0.04)	$(0.58)	$(0.96)	$0.78	$(3.76)

Net (loss) income – diluted	(0.04)	(0.58)	(0.96)	0.77	(3.76)

Balance Sheet Data

Total assets(4)	$507,468	$537,260	$529,281	$599,175	$532,469

Total shareholders’ equity	127,944	127,780	147,266	181,058	150,792

Net debt to shareholders’ equity(4)(5)	2.4:	1	2.4:	1	2.1:	1	1.2:	1	1.4:	1

1	Financial results for the year ended March 31, 2011 include a $42.5 million revenue writedown related to the Canadian Natural contract.

2	Financial results for the year ended March 31, 2009 include a goodwill impairment charge of $176.2 million.

3	For a definition of Consolidated EBITDA and reconciliation to net income see “Non-GAAP Financial Measures” and “Consolidated EBITDA” in this MD&A.

4	Total assets and net debt to shareholder’s equity have been adjusted to only include assets and net debt associated with continuing operations for all periods presented.

5

Net debt is calculated as the net of Series 1 Debentures, 8 3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities, less cash equivalents.

An analysis of results for each of these fiscal years can be found in the annual MD&A for each corresponding year.

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Business Overview

We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to the five producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude3, Suncor4, Shell5, Imperial Oil6 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.

We believe that we operate the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 516 pieces of diversified heavy construction equipment supported by over 455 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.¿

While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully apply our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and we remain committed to continue expanding our operations outside of the Canadian oil sands.¿

We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering, differentiate us from our competition and provide significant value to our customers.¿

Operations Overview

Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.

In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.

We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on one of our customer’s oil sands sites and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer’s oil sands sites.

We believe our competitive strengths are as follows:¿

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

3 Syncrude Canada Ltd. (Syncrude) - operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).

4 Suncor Energy Inc. (Suncor).

5 Shell Canada Energy (Shell), a division of Shell Canada Limited, which is the operator of the oil sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Corporation (20%).

6 Imperial Oil Resources Limited. (Imperial Oil).

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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•	broad service offering across a project’s lifecycle;

•	long-term customer relationships; and

•	operational flexibility.

For a complete discussion of our competitive strengths, see the “Business Overview – Competitive Strengths” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Revenue by Source

Our revenue is generated from two main sources:

•	Operations support services

•	Construction services

Operations support services revenue

Operations support services revenue is mainly generated under long-term contracts and site services contracts as described below. These services support the existing operations of our customers and are generally funded from our customers’ operating or maintenance capital budgets. As a result of the less discretionary nature of this type of spending, we tend to experience lower variability in the demand for these services as compared to the demand for construction services. We provide operations support services under either time-and-materials or unit-price contracts depending on such things as the degree of complexity, the completeness of engineering and the required schedule. Generally, projects that are more complex, have engineering that is less complete, or are awarded on short notice are more likely be contracted under a time-and-materials structure.

▪	Long-term contracts. This category consists of contracts with a term of greater than one year and a value of greater than $20.0 million. These are typically unit-price or target-price contracts for overburden removal or reclamation and are reflected in our backlog.

▪	Site services contracts. This category includes our master services agreements and typically does not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. Only the committed volumes under the work authorizations are included in our calculation of backlog.

For the year ended March 31, 2013, operations support services represented 69% of our total revenues, down from 75% and 84% of our total revenue for the years ended March 31, 2012 and March 31, 2011, respectively. The change reflects the impact of insourcing and cost reduction efforts by our clients, as well as increased competition on existing mine sites in the oil sands.

Construction services revenue

Construction services are related to new developments or expansion projects and are generally funded from our customers’ capital budgets. As a result of the more discretionary nature of this type of spending, we tend to experience a higher level of variability in the demand for these services as compared to the demand for operational support services. We provide construction services under lump-sum, unit-price, and time-and-materials contracts. The contract value is typically reflected in our backlog if the contract is a lump-sum or unit price and in certain cases, time-and-materials contracts if the scope is defined.

For the year ended March 31, 2013, construction services revenue represented 31% of total revenues, up compared to 25% and 16% for the years ended March 31, 2012 and March 31, 2011, respectively, as several major oil sands projects were sanctioned.

Revenue by End Market

Our revenue is generated from two main end markets:

•	Canadian oil sands

•	Industrial construction

Canadian oil sands market

Our core end-market is the Canadian oil sands where, according to the Canadian Association of Petroleum Producers (“CAPP”), the oil sands represent 97% of Canada’s recoverable oil reserves with proven reserves

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of 169 billion barrels. This is the third largest proven oil reserve in the world, next to Saudi Arabia and Venezuela. It is also the world’s largest reserve open to private sector investment. In 2012, oil sands production reached 1.8 million barrels per day (“bpd”), representing 55.6% of Canada’s total oil production for that same year. CAPP estimates that oil sands production will grow by about 147% to 4.5 million bpd by 2025. CAPP’s estimate for oil sands capital spending in 2013 is $23 billion, unchanged from the estimated industry spend in 2012.

Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, requires extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ technology, where bitumen deposits are buried too deep for open pit mining to be cost effective. Operators instead inject steam into the deposit, lowering the viscosity of the bitumen so that the bitumen can be separated from the sand and pumped to the surface, leaving the sand in place. The choice of extraction method is entirely based on the geographic features of the land and the two methods are not interchangeable.

CAPP estimates that approximately half of 2012 oil sands production came from mining projects, while the remaining half came from in situ projects. While the number of active and planned in situ projects far exceeds the number of mining projects, future total production from mining and in situ technology is expected to remain approximately equal according to CAPP and other industry estimates. This reflects the significantly larger size and higher production of the mining projects.¿

We support both in situ and mine development projects by providing construction services such as clearing, site preparation and underground utilities installation during the three-to-four-year construction phase. Once the construction phase is completed, we transition into operations support services for customers operating oil sands mines. Our operations support services range from overburden removal to tailings management to site reclamation and continue through the typical 40-year lifecycle of the mine.

In addition, the requirement for operations support services typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits (less overburden and/or higher quality bitumen) to maximize profitability and cash flow at the beginning of their projects. As the mines move through their lifecycle, easy-to-access, high-quality bitumen deposits are depleted and operators must go greater distances and move more material to secure the required volume of oil sand to feed the plant at capacity7. As a result, the total capacity of digging and hauling equipment must increase, together with an increase in the ancillary equipment and services needed to support these activities. In addition, as the mine extends to new areas, operators will often relocate mine infrastructure in order to reduce haul distances. This creates demand for mine construction services in the expansion area, as well as reclamation services to remediate the mined-out area. Accordingly, the demand for operations support services grows, even during periods of stable production, because the geographical footprint of existing mines expands under normal operation.

There are a number of projects related to mine expansions and new developments in the advanced permitting and engineering stages across Canada and we believe this is a strong market for our construction services and operations support services. We believe we are in a position to benefit from the resurgence in mineral exploration spending.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

7 As oil sand quality declines (lower quantity of oil per m3 of sand), it is necessary to mine a greater volume to achieve the same volume of produced oil; as overburden thickens (the oil sands seam generally dips to the south), it is necessary to mine a greater volume of overburden to expose the mineable oil sands.

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Current Canadian oil sands business conditions

For the year ended March 31, 2013, 92% of our total revenues were generated from the Canadian oil sands, compared to 94% and 96% of our total revenues for the years ended March 31, 2012 and March 31, 2011, respectively. The drop in mix of revenue generated in the Canadian oil sands is a result of lower operations support services revenue, only partially offset by an increase in construction services revenue.

Operations support services: Following the 2008 economic downturn, oil sands operators shifted their focus from controlling schedules to controlling costs. Some producers re-engineered mine plans to reduce costs, while others intentionally deferred work. In addition to scheduling delays, some customers have insourced certain services that would have otherwise been outsourced. These trends continued to impact our operations support services revenue in fiscal 2013 and have reduced visibility on upcoming demand. While we expect the market for these services to remain competitive in fiscal 2014, we have contracts in place at every major mine site in the oil sands and we have the operational flexibility to quickly respond to changes in our customers’ operational support requirements.

Construction services: A significant discount in oil sands crude pricing compared to West Texas Intermediate (WTI) as a result of increasing tight oil production in the United States and Canada, and difficulties in gaining pipeline access to new refining markets are expected to continue impacting oil sands producers in 2013. However, CAPP estimates that 2013 capital expenditures will reach $23 billion, unchanged from their estimate for capital spending in 2012.¿

Part of the growth in oil sands capital spending is expected be driven by the development of new mines and the expansion of existing mines. While Suncor has announced that it would not proceed with the Voyageur Upgrader Project8, Suncor and Total9 continue to work as co-owners on progressing the Fort Hills10 and Joslyn North Mine Project11. Suncor has announced that a sanctioning decision on Fort Hills is expected later in 2013 and that current activities are focused on design engineering, site preparation, and long-lead items. At the Joslyn North Mine Project, design engineering and site preparation activities are also underway but no timeline for a sanctioning decision has been provided. Both Canadian Natural and Imperial Oil have announced 2013 capital spending plans related to production capacity expansions at Horizon12 and Kearl13, respectively, and Syncrude announced increased 2013 capital spending plans related to tailings management initiatives and mine relocation projects at both the Aurora14 and Mildred Lake Mines15.¿

A number of in-situ projects are also proceeding with initial construction and expansion phases, including Hangingstone16, Sunrise17, Surmont18, Foster Creek and Christina Lake projects19, as well as Devon Canada’s20 Jackfish projects.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

8 Voyageur Upgrader Project (Suncor Voyageur), a wholly owned and operated Suncor project. Formerly a joint venture amongst Suncor (51%) and Total (49%).

9 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.

10 Fort Hills LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (40.8%), Total (39.2%) and Teck Resources Ltd. (20%). Suncor is the operator of the oil sands mining operations of Fort Hills.

11 Joslyn North Mine Project (Total Joslyn), a joint venture amongst Total (38.25%), Suncor (36.75%), Occidental Petroleum Corporation (15%) and Inpex Corporation (10%). Total is the operator oil sands mining and extraction operations of the Joslyn North Mine Project.

12 Horizon Oil Sands Project, a wholly owned and operated Canadian Natural project.

13 Kearl Oil Sands Project, jointly owned between Imperial Oil Resources (70%) and ExxonMobil Ltd. (30%). Imperial Oil is the operator.

14 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.

15 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.

16 Hangingstone Project, a steam-assisted gravity drainage (SAGD) project, is wholly owned and operated by Athabasca Oil Corporation (Athabasca Oil).

17 Sunrise Energy Project (Sunrise) is a 50/50 joint venture with Husky Energy Inc.‘s (Husky Energy) and BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.

18 Surmount Oil Sand in situ project (Surmont) is a 50/50 joint venture between ConocoPhillips Canada Resources Corporation’s (ConocoPhillips), a wholly owned subsidiary of ConocoPhillips Company, and Total. ConocoPhillips Canada is the project operator.

19 Cenovus Energy Inc. (Cenovus Energy) is the operator of the Foster Creek and Christina Lake Oil Sands Projects. Both projects are 50/50 joint ventures with ConocoPhillips.

20 Jackfish projects are operated by Devon Canada. Devon Canada Corporation (Devon Canada) is a wholly owned subsidiary of Devon Energy Corporation.

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While these anticipated 2013 oil sands capital spending activity levels are likely to drive strong demand for construction services and provide additional bidding opportunities, many of the projects are subject to approvals and could be impacted by changing market conditions. In addition, not all of the construction demand will be directly related to NACG’s core heavy civil construction service offering and the market for these services remains competitive.

Industrial construction market

Beyond our oil sands construction activities, we pursue a variety of industrial construction opportunities. For the year ended March 31, 2013, 8% of our total revenues were generated from the industrial construction market, compared to 6% and 4% of our total revenues for the years ended March 31, 2012 and March 31, 2011, respectively. The resource mining industry is of special interest to us with Canada being one of the largest mining nations in the world and our significant experience providing construction and operation support services to customers with large surface mining projects.

The conventional oil and gas industry is another market for us with major industrial construction projects that create opportunities to provide construction services. We have expertise providing site development for plants and refineries. For example, we have been providing piping and other heavy civil works services to CCRL’s21 heavy oil upgrader revamp and expansion project in Regina for the past three years.

Current industrial construction business conditions

The increase in the mix of revenue generated from the industrial construction market reflects improved activity levels in the industrial sector.

According to Natural Resources Canada, despite the expectation for exploration and deposit appraisal expenditures in Canada to decline to $3.3 billion in 2013, from the record level of $4.2 billion in 2011, spending is still well above the cyclical low of $1.9 billion in 2009 and the 2010 level of $2.8 billion.

In addition, the drop in exploration expenditures to $2.2 billion in 2012 was partly offset by an increase in expenditures for deposit appraisal activities to advance projects toward a production decision, which reached a record level of $1.6 billion. Expenditures for deposit appraisal are also expected to be $1.6 billion in 2013.¿

Our Strategy

Our strategy is to be an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments.

For a discussion on how we will implement our strategy see the “Our Strategy” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

21 Consumers Co-operative Refinery Limited (CCRL) is a wholly owned subsidiary of Federation Co-operatives Limited.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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C. FINANCIAL RESULTS

Summary of Consolidated Annual Results

	Year Ended March 31,
(dollars in thousands, except per share amounts)	2013	% of Revenue	2012	% of Revenue	2011	% of Revenue	2013 vs 2012 Change	2013 vs 2011 Change
Revenue	$544,609	100.0%	$670,720	100.0%	$667,037	100.0%	$(126,111)	$(122,428)
Project costs	244,444	44.9%	310,463	46.3%	284,241	42.6%	(66,019)	(39,797)
Equipment costs	193,843	35.6%	220,738	32.9%	234,933	35.2%	(26,895)	(41,090)
Equipment operating lease expense	34,723	6.4%	62,870	9.4%	68,349	10.2%	(28,147)	(33,626)
Depreciation	37,722	6.9%	44,642	6.7%	35,062	5.3%	(6,920)	2,660
Gross profit	33,877	6.2%	32,007	4.8%	44,452	6.7%	1,870	(10,575)
Select financial information:
General and administrative expenses (excluding stock based compensation)	40,457	7.4%	43,596	6.5%	40,569	6.1%	(3,139)	(112)
Stock based compensation expense (benefit)	3,619	0.7%	(2,263)	(0.3)%	8,156	1.2%	5,882	(4,537)
Operating loss	(16,023)	(2.9)%	(14,802)	(2.2)%	(11,916)	(1.8)%	(1,221)	(4,107)
Interest expense	23,743	4.4%	22,146	3.3%	22,533	3.4%	1,597	1,210
Net loss from continuing operations	(28,309)	(5.2)%	(25,383)	(3.8)%	(29,726)	(4.5)%	(2,926)	1,417
Net income (loss) from discontinued operations	26,846	4.9%	4,221	0.6%	(4,924)	(0.7)%	22,625	31,770
Net loss	(1,463)	(0.3)%	(21,162)	(3.2)%	(34,650)	(5.2)%	19,699	33,187
Basic per share information (no dilutive effect):
Net loss from continuing operations	$(0.78)		$(0.70)		$(0.82)		$(0.08)	$0.04
Net income (loss) from discontinued operations	$0.74		$0.12		$(0.14)		$0.62	$0.88
Net loss	$(0.04)		$(0.58)		$(0.96)		$0.54	$0.92
EBITDA(1)	$77,863	14.3%	$56,542	8.4%	$31,873	4.8%	$21,321	$45,990
Consolidated EBITDA(1)(as defined within the credit agreement)	$78,260	14.4%	$56,978	8.5%	$84,101	12.6%	$21,282	$(5,841)

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Year Ended March 31,
(dollars in thousands)	2013	2012	2011
Net loss from continuing operations	$(28,309)	$(25,383)	$(29,726)
Adjustments:
Interest expense	23,743	22,146	22,533
Income tax benefit	(8,836)	(9,235)	(5,105)
Depreciation	37,722	44,642	35,062
Amortization of intangible assets	3,694	4,287	2,150
EBITDA from continuing operations	$28,014	$36,457	$24,914
Adjustments:
Unrealized gain on derivative financial instruments	(2,705)	(2,382)	(2,305)
Loss on disposal of property, plant and equipment	2,628	1,741	1,948
Loss (gain) on disposal of assets held for sale	98	(466)	825
Stock-based compensation expense	1,347	1,629	2,191
Equity in (earnings) loss of unconsolidated joint venture	(596)	(86)	2,720
Loss on debt extinguishment	—	—	4,324
Revenue writedown on Canadian Natural project	—	—	42,525
Consolidated EBITDA from continuing operations	$28,786	$36,893	$77,142
Consolidated EBITDA from discontinued operations	$49,474	$20,085	$6,959
Consolidated EBITDA	$78,260	$56,978	$84,101

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Analysis of Annual Results from Continuing Operations

As discussed in “Significant Business Events – Divestiture of Piling Related Assets and Liabilities” and “Significant Business Events – Divestiture of Pipeline Related Assets” in this MD&A, under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.

Revenue

For the year ended March 31, 2013, revenue was $544.6 million, down from $670.7 million for the year ended March 31, 2012 and $667.0 million in the year ended March 31, 2011. The decrease from fiscal 2012 and fiscal 2011 primarily reflects a reduction in demand for heavy civil construction and mine support service activities performed at the Jackpine and Muskeg River mines. Also contributing to the decrease was a reduction of earthworks activity at the Co-op refinery in Saskatchewan, reduced overburden volumes at the Millennium mine and reduced demand for tailings and environmental construction services in the oil sands. The prior two year’s activity included earthworks performed at the Blackgold steam assisted, gravity driven (“SAGD”) project. Partially offsetting the decrease in activity at those sites was increased heavy civil construction activity at the Base Plant mine, increased site development activity at both the Joslyn mine and Dover SAGD site and above-ground steel construction activity performed at the Mt. Milligan Copper / Gold mine project (the “Mt. Milligan project”) in Northern British Columbia. Overburden removal activity at the Horizon mine returned to normal operating levels in the current year after the suspension of activity part way through fiscal 2012 and the $42.5 million revenue write-down related to the Canadian Natural contract in fiscal 2011.

Gross profit

For the year ended March 31, 2013, gross profit was $33.9 million (6.2% of revenue), up from $32.0 million (4.8% of revenue) in the previous year and down from $44.5 million (6.7% of revenue) in the year ended March 31, 2011. The increase in gross profit and margin in the current period compared to the prior year reflects the return to profit recognition for overburden removal activity at the Horizon mine and a reduction in unrecovered equipment costs allocated to projects in the current year ($30.7 million, down from $49.5 million during fiscal 2012), driven by lower equipment maintenance and operating lease costs. The negative affect of the Canadian Natural contract revenue write-down was included in the fiscal 2011 gross profit.

Project costs of $244.4 million represented 44.9% of revenue during the year ended March 31, 2013, down from 46.3% for the year ended March 31, 2012 and up from 42.6% for the year ended March 31, 2011. The decrease in project costs as a percentage of revenue, compared to fiscal 2012, is attributable to the return to normal operational volumes of overburden removal activity at the Horizon mine compared to the previous year, where Canadian Natural suspended activity for a portion of the year due to a production facility fire. The increase in project costs as a percentage of revenue, compared to fiscal 2011, reflects the significant increase in construction services, which requires a larger component of labour and material expenses, compared to strong volumes of operations support services performed on multiple oil sands sites in the previous year.

Equipment costs of $193.8 million represented 35.6% of revenue during the year ended March 31, 2013, up from 32.9% in the year ended March 31, 2012 and 35.2% for the year ended March 31, 2011. The increase in equipment costs as a percentage of revenue in fiscal 2013 compared to fiscal 2012 and fiscal 2011 reflects the return to normal, equipment-intensive overburden removal volumes at the Horizon mine partially offset by a reduction in equipment costs specific to the Canadian Natural contract due to the prior year purchase of certain contract-related assets (as discussed in “Significant Business Events - Canadian Natural Contract”). In addition, a reduction in equipment maintenance spending in the current year resulted in a decrease in unrecovered equipment costs from projects during the year ended March 31, 2013, to $32.5 million, compared to $60.4 million during the same period last year. Unrecovered equipment costs were $8.0 million for fiscal 2011, reflecting higher demand for of our larger-size equipment fleet.

Equipment operating lease expense was $34.7 million for the year ended March 31, 2013, down from $62.9 million and $68.3 million in the years ended March 31, 2012 and March 31, 2011, respectively. The decrease in operating lease expense in fiscal 2013 compared to fiscal 2012 and 2011 reflects the benefits from the buyout of certain operating leases during fiscal 2013, as part of our plan to right size our equipment fleet, the refinancing of certain operating leases to capital leases and the benefit from the fiscal 2012 sale of contract-related assets to Canadian Natural. (Each of these events are discussed in more detail in the “Significant Business Events” section of this MD&A). Operating lease expense in the current period also includes a $1.3 million benefit from the reduction in over hour liability requirements, driven by lower operating hours on some of our larger-sized leased equipment. The prior

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year operating lease expense includes a $7.0 million benefit, driven mainly by the suspension of overburden removal activity at the Horizon mine. Operating lease expense for the year ended March 31, 2011 included a $1.5 million benefit.

Depreciation for the year ended March 31, 2013 was $37.7 million (6.9% of revenue) down from $44.6 million (6.7% of revenue) for the year ended March 31, 2012 and up from $35.1 million (5.3% of revenue) for the year ended March 31, 2011. We recorded a $3.8 million asset impairment charge to depreciation in the current year, specific to the impairment of certain older pieces of equipment in our fleet that were under-performing compared to our targeted reliability levels. This compares to the recording of a $9.8 million impairment charge to depreciation in the year ended March 31, 2012, specific to an older fleet of under-performing trucks and a $1.0 million impairment charge recorded in the year ended March 31, 2011.

Operating loss

For the year ended March 31, 2013, operating loss was $16.0 million, compared to an operating loss of $14.8 million during the year ended March 31, 2012 and an operating loss of $11.9 million during the year ended March 31, 2011. During the 2011 fiscal year, revenue and gross profit were reduced by the $42.5 million revenue writedown related to the Canadian Natural contract.

G&A expense (excluding stock based compensation expense) was $40.5 million for the year ended March 31, 2013, down from $43.6 million in the year ended March 31, 2012 and $40.6 million for the year ended March 31, 2011. The current year G&A reflects benefits from our business restructuring activities initiated earlier this year, offset by a $2.8 million restructuring charge and a $3.6 million increase in short term employee incentive costs. Current year short term employee incentive costs were $1.8 million higher than in fiscal 2011.

Stock based compensation expense increased $5.9 million over fiscal 2012, resulting from corresponding fluctuations in our share price. The current year stock based compensation expense was $4.5 million lower than the fiscal 2011 expense reflecting a lower share price.

Net loss from continuing operations

For the year ended March 31, 2013, we recorded a loss of $28.3 million (basic and diluted loss per share of $0.78), compared to a net loss of $25.4 million (basic and diluted loss per share of $0.70) and a net loss of $29.7 million (basic and diluted loss per share of $0.82) for the years ended March 31, 2012 and 2011, respectively. Non-cash, non-recurring items affecting net income in both the current and prior-year periods includes non-cash gains on embedded derivatives. The non-cash, non-recurring items benefitting prior-year results included the reversal of the embedded derivative in the Canadian Natural contract, resulting from changes to the pricing structure of the contract. This impact was partially offset by unrealized losses on embedded derivatives in certain long-term supplier contracts. Non-cash, non-recurring items affecting results for the year ended March 31, 2011 included the $42.5 million revenue write-down ($31.8 million after-tax loss) related to the Canadian Natural contract unrealized gains on embedded derivatives in certain supplier contracts and our long-term overburden removal contract. These gains were offset by the write-off of deferred financing costs on the settlement of the 8 3 / 4% senior notes and losses on the cross-currency and interest rate swaps. Excluding non-cash items in the current and prior-year periods, net loss would have been $30.3 million (basic and diluted loss per share of $0.84) for the year ended March 31, 2013 compared to a net loss of $27.2 million (basic and diluted loss per share of $0.75) and net income of $4.3 million (basic and diluted earnings per share of $0.12) for the respective prior year periods.

Analysis of Consolidated Annual Net Loss

For the year ended March 31, 2013, we recorded a net loss of $1.5 million (basic and diluted loss per share of $0.04), compared to net loss of $21.2 million (basic and diluted loss per share of $0.58) for the year ended March 31, 2012 and net loss of $34.7 million (basic and diluted loss per share of $0.96) for the year ended March 31, 2011. Non-cash, non-recurring items affecting current year results included unrealized gains on embedded derivatives in certain long-term customer contracts. Excluding the non-cash items, net loss would have been $3.5 million (basic and diluted loss per share of $0.10) for the year ended March 31, 2013.

In the 2012 fiscal year, net loss was $21.2 million (basic and diluted loss per share of $0.58). The non-cash, non-recurring items benefitting prior-year results included the reversal of the embedded derivative in the Canadian Natural contract, resulting from changes to the pricing structure of the contract. This impact was partially offset by unrealized losses on embedded derivatives in certain long-term supplier contracts. Excluding the non-cash items, net loss would have been $23.0 million (basic and diluted loss per share of $0.63) for the year ended March 31, 2012.

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In the 2011 fiscal year, the net loss was $34.7 million (basic and diluted loss per share of $0.96), largely due to the $42.5 million revenue write-down ($31.8 million after-tax loss) related to the Canadian Natural contract. Excluding only the revenue write-down, net loss would have been $2.9 million (basic and diluted loss per share of $0.08) for the year ended March 31, 2011. Non-cash, non-recurring items affecting results included unrealized gains on embedded derivatives in certain supplier contracts and our long-term overburden removal contract. These gains were offset by the write-off of deferred financing costs on the settlement of the 8  3/4 % senior notes and losses on the cross-currency and interest rate swaps. Excluding the non-cash items, net loss for the year ended March 31, 2011 would have been $0.7 million (basic and diluted loss per share of $0.02).

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Summary of Consolidated Three Month Results

	Three Months Ended March 31,
(dollars in thousands, except per share amounts)	2013	% of Revenue	2012	% of Revenue	Change
Revenue	$130,281	100.0%	$181,094	100.0%	$(50,813)
Project costs	51,784	39.7%	85,606	47.3%	(33,822)
Equipment costs	50,999	39.1%	61,631	34.0%	(10,632)
Equipment operating lease expense	6,414	4.9%	14,977	8.3%	(8,563)
Depreciation	12,138	9.3%	19,781	10.9%	(7,643)
Gross profit (loss)	8,946	6.9%	(901)	(0.5)%	9,847
Select financial information:
General and administrative expenses (excluding stock based compensation)	10,122	7.8%	11,713	6.5%	(1,591)
Stock based compensation expense (recovery)	2,410	1.8%	(679)	(0.4)%	3,089
Operating loss	(6,489)	(5.0)%	(13,601)	(7.5)%	7,112
Interest expense	5,892	4.5%	5,690	3.1%	202
Net loss from continuing operations	(9,226)	(7.1)%	(13,413)	(7.4)%	4,187
Net income (loss) from discontinued operations	4,559	3.5%	(3,464)	(1.9)%	8,023
Net loss	(4,667)	(3.6)%	(16,877)	(9.3)%	12,210
Basic per share information (no dilutive effect):
Net loss from continuing operations	$(0.26)		$(0.37)		$0.11
Net income (loss) from discontinued operations	$0.13		$(0.10)		$0.23
Net loss	$(0.13)		$(0.47)		$0.34
EBITDA(1)	$15,693	12.0%	$7,828	4.3%	$7,865
Consolidated EBITDA(1) (as defined within the credit agreement)	$18,003	13.8%	$7,561	4.2%	$10,442

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended March 31,
(dollars in thousands)	2013	2012
Net loss from continuing operations	$(9,226)	$(13,413)
Adjustments:
Interest expense	5,892	5,690
Income tax benefit	(2,992)	(4,438)
Depreciation	12,138	19,781
Amortization of intangible assets	894	886
EBITDA from continuing operations	$6,706	$8,506
Adjustments:
Unrealized gain on derivative financial instruments	(110)	(1,422)
Loss on disposal of property, plant and equipment	1,831	1,040
Gain (loss) on disposal of assets held for sale	178	(10)
Stock-based compensation expense	348	375
Equity in earnings on consolidated joint venture	—	(250)
Consolidated EBITDA for continuing operations	$8,953	$8,239
Consolidated EBITDA for discontinued operations	$9,050	$(678)
Consolidated EBITDA	$18,003	$7,561

18	2013 Annual Report

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Analysis of Three Month Results from Continuing Operations

As discussed in “Significant Business Events – Divestiture of Piling Related Assets and Liabilities” and “Significant Business Events – Divestiture of Pipeline Related Assets” in this MD&A, under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.

Revenue

For the three months ended March 31, 2013, consolidated revenue was $130.3 million, down from $181.1 million in the same period last year. The change primarily reflects a reduction in reclamation, heavy civil, and mine services activities at the Jackpine and Muskeg River mines. Also contributing to the decrease was a reduction in site development activity at the Joslyn mine, the completion of structural steel construction on the Mt. Milligan Copper/ Gold project and reduced demand for tailings and environmental services in the oil sands. Prior year revenue also benefited from site development activity performed at the Dover SAGD site. Partially offsetting the decrease in activity at those sites was increased early works activity at the Quest carbon capture and storage (“CCS”) project and the commencement of mine services activity at the Kearl mine.

Gross profit (loss)

For the three months ended March 31, 2013, gross profit was $8.9 million or 6.9% of revenue, up from a gross loss of $0.9 million during the same period last year.

Project costs of $51.8 million represented 39.7% of revenue for the three months ended March 31, 2013, down from 47.3% in the same period last year. The decrease reflects the larger mix of more equipment intensive mine services and overburden removal activities compared to last year.

Equipment costs of $51.0 million represented 39.1% of revenue during the three months ended March 31, 2013, up from 34.0% in the same period last year. The increase reflects the work mix impact discussed above. Partially offsetting the increase in equipment costs was a reduction in unrecovered equipment costs to $7.4 million, compared to $22.7 million in the same period last year, mainly driven by reduced maintenance costs and lower operating lease expense.

Equipment operating lease expense was $6.4 million during the three months ended March 31, 2013 down from $15.0 million in the same period last year reflecting the benefits from the buyout of certain operating leases during fiscal 2013, as part of our plan to right size our equipment fleet, the refinancing of certain operating leases to capital leases and the benefit from the fiscal 2012 sale of contract-related assets to Canadian Natural (Each of these events are discussed in more detail in the “Significant Business Events” section of this MD&A).

Depreciation of $12.1 million represented 9.3% of revenue for the three months ended March 31, 2013, down from $19.8 million, or 10.9% of revenue last year. We recorded a $3.3 million asset impairment charge to depreciation in the current period specific to the impairment of certain older pieces of equipment in our fleet that were under-performing compared to our targeted reliability levels. This compares to the recording of a $9.8 million impairment charge to depreciation in the prior period, specific to an older fleet of under-performing trucks.

Operating loss

For the three months ended March 31, 2013, operating loss was $6.5 million, compared to an operating loss of $13.6 million during the same period last year. G&A expense (excluding stock based compensation expense) was $10.1 million for the three months ended March 31, 2013, down from $11.7 million in the same period last year, reflecting benefits from our business restructuring activities partially offset by a $3.7 million increase in short-term employee incentive costs in the current period. Stock based compensation expense increased by $3.1 million compared to fiscal 2012, reflecting corresponding fluctuations in our share price.

Net loss from continuing operations

For the three months ended March 31, 2013, net loss from continuing operations was $9.2 million (basic and diluted loss per share of $0.26), compared to a net loss of $13.4 million (basic and diluted loss per share of $0.37) during the same period last year. Non-cash, non-recurring items affecting net income in both the current and prior periods included non-cash gains on embedded derivatives. Excluding these non-cash items in the current and prior-year periods, net loss would have been $9.3 million (basic and diluted loss per share of $0.26) compared to a net loss of $14.5 million (basic and diluted loss per share of $0.40) during the comparable prior year period.

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Analysis of Consolidated Three Month Net Loss

For the three months ended March 31, 2013, we recorded a net loss of $4.7 million (basic and diluted loss per share of $0.13), compared to a net loss of $16.9 million (basic and diluted loss per share of $0.47) during the same period last year. Non-cash, non-recurring items affecting net income in both the current and prior periods included non-cash gains on embedded derivatives. Excluding these non-cash items in the current and prior-year, net loss would have been $4.7 million (basic and diluted loss per share of $0.13) down from a net loss of $18.0 million (basic and diluted loss per share of $0.50).

NET GAIN (LOSS) FROM DISCONTINUED OPERATIONS

Summary of Piling discontinued operations results

The statement of operations for Discontinued Piling Operations are detailed in the table below:

	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012	2011
Revenue	$47,267	$52,914	$236,459	$185,321	$105,559
Project costs	32,833	39,210	172,593	136,080	84,175
Equipment operating lease expense	579	579	2,315	2,315	1,071
Depreciation	706	820	3,592	3,213	3,828
Gross profit	$13,149	$12,305	$57,959	$43,713	$16,485
General and administrative expenses	3,218	3,285	12,451	11,696	9,654
Amortization of intangible assets	351	353	1,408	1,415	1,390
Operating income	$9,580	$8,667	$44,100	$30,602	$5,441
Interest expense	1,931	1,849	7,639	7,129	6,408
Income (loss) before income taxes	$7,649	$6,818	$36,461	$23,473	$(967)
Deferred income tax expense	1,950	1,828	9,295	6,294	46
Net income (loss) from discontinued operations	$5,699	$4,990	$27,166	$17,179	$(1,013)

Net income (loss) per share	$0.16	$0.14	$0.75	$0.47	$(0.03)

Analysis of Piling Discontinued Operations Results

Revenue

Revenue from discontinued piling operations includes activity from our piling, foundation, pipeline anchor and tank services businesses. Revenue for the year ended March 31, 2011 includes activity from our piling and foundation businesses and the partial year contribution of pipeline anchor and tank services activity from the acquisition of Cyntech Corporation in November 2010.

Gross profit

Gross profit from discontinued piling operations was generated from activity related to our piling, foundation, pipeline anchor and tank services businesses.

Operating lease expense reflects the financing of heavy equipment specific to the piling operations.

Depreciation expense reflects the depreciation of property, plant and equipment costs while the piling operations were part of ongoing operations. With the recording of the piling assets as assets held for sale for the year ended March 31, 2013, no further depreciation will be recorded.

Operating income

G&A recorded for discontinued piling operations represents direct operations management, finance and facility costs for the piling business.

Interest expense

Under the terms of our current fourth amended and restated credit agreement, 50% of the net proceeds from all asset sales must be used to repay our Term A Facility, once the Term B Facility is fully repaid. Interest expense recorded for discontinued piling operations for all three years represents the interest on the Term A Facility balance that is expected to be repaid from the net proceeds of the piling asset sales. Other interest expense that is not directly attributable to or related to piling operations has been allocated based on a ratio of net assets to be sold to total consolidated net assets.

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Income tax expense

For the three months ended March 31, 2013, we recorded a deferred income tax expense of $2.0 million, compared to deferred income tax expense of $1.8 million for the three months ended March 31, 2012.

For the year ended March 31, 2013, we recorded a deferred income tax expense of $9.3 million, compared to a combined income tax expense of $6.3 million for the year ended March 31, 2012 and a combined income tax expense of $nil for the year ended March 31, 2011.

Net income (loss)

Net income from discontinued piling operations for the three months ended March 31, 2013 was $5.7 million (basic and diluted income per share of $0.16), compared to net income for the three months ended March 31, 2012 of $5.0 million (basic and diluted income per share of $0.14).

Net income from discontinued piling operations for the year ended March 31, 2013 was $27.2 million (basic and diluted income per share of $0.75), compared to a net income of $17.2 million (basic and diluted income per share of $0.47) and net loss of $1.0 million (basic and diluted loss per share of $0.03) for the years ended March 31, 2012 and March 31, 2011, respectively.

Summary of Pipeline Discontinued Operations Results

The statement of operations for discontinued pipeline operations are detailed in the table below:

	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012	2011
Revenue	$(3,279)	$48,498	$35,901	$150,504	$85,452
Project costs	(1,958)	58,673	36,090	164,278	87,703
Depreciation	—	360	196	1,045	550
Gross loss	(1,321)	(10,535)	(385)	(14,819)	(2,801)
General and administrative expenses	$312	$343	$1,246	$1,371	$1,449
Gain on disposal of property, plant and equipment	63	—	(375)	—	—
Recovery of previously expensed tools, supplies and equipment parts	—	—	(1,095)	—	—
Gain on sale of inventory	$(46)	$—	$(714)	$—	$—
Operating (loss) income	(1,650)	(10,878)	553	(16,190)	(4,250)
Interest expense	$—	$262	$700	$1,050	$1,050
Loss before income taxes	(1,650)	(11,140)	(147)	(17,240)	(5,300)
Deferred income tax (benefit) expense	(510)	(2,686)	173	(4,282)	(1,389)
Net loss from discontinued operations	$(1,140)	$(8,454)	$(320)	$(12,958)	$(3,911)

Net loss per share from discontinued operations	$(0.03)	$(0.23)	$(0.01)	$(0.36)	$(0.11)

Analysis of Pipeline Discontinued Operations Results

Revenue

Revenue included pipeline maintenance and integrity work performed prior to the execution of the sale agreement for the pipeline related assets (as discussed in “Significant Business Events – Divestiture of Pipeline Related Assets”) and project closeout activities for a pipeline construction project. Revenue for the three months and year ended March 31, 2013 included a $3.5 million accounting adjustment which reduced both revenue and project costs by the same amount. Revenue earned during the year ended March 31, 2012 resulted from work performed on three large-diameter pipeline construction projects. Activity during fiscal 2011 included the substantial completion of two large-diameter pipeline projects in Northern British Columbia.

Gross loss

Gross loss for the three months ended March 31, 2013 reflected project close out adjustments related to projects completed earlier in the year. Prior year losses resulted from higher-than-anticipated cost escalations on material and site overhead for the two large-diameter pipeline projects underway during that period.

Gross loss for the year ended March 31, 2013 reflects losses recorded as part of the project closeout activities on a pipeline construction project partially offset by profitable pipeline maintenance and integrity work. Prior year losses resulted from weak performance on large-diameter pipeline construction projects as a result of schedule delays, rising costs and unseasonably inclement weather.

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Operating (loss) income

The gain on disposal of PP&E in the three months ended March 31, 2013 reflects small adjustments to the PP&E assets that were sold on November 22, 2012 (as discussed in “Significant Business Events – Discontinued Operations / Divestiture of Pipeline Related Assets”).

Gain on disposal of property, plant and equipment (“PP&E) for the year ended March 31, 2013 reflects the gain recorded on the sale of pipeline related assets (as discussed in “Significant Business Events – Divestiture of Pipeline Related Assets”).

Recovery of tools, supplies and equipment parts for the year ended March 31, 2013 reflects the sale of project materials, previously expensed as project costs, included in the sale of the pipeline-related assets.

Gain on sale of inventory for the year ended March 31, 2013 reflects the sale of project materials held in inventory which were included in the sale of the pipeline related assets.

Interest expense

Under the terms of our current fourth amended and restated credit agreement, the net proceeds from all asset sales must be used to repay our Term B Facility. Interest expense recorded for discontinued pipeline operations represents the interest on the portion of the Term B Facility repaid from the net proceeds of the sale of the pipeline assets.

Income tax (benefit) expense

For the three months ended March 31, 2013, we recorded a deferred income tax benefit of $0.5 million, compared to a deferred income tax benefit of $2.7 million for the three months ended March 31, 2012.

For the year ended March 31, 2013, we recorded a deferred income tax expense of $0.2 million from discontinued operations, compared to a deferred income tax benefit of $4.3 million and a deferred income tax benefit of $1.4 million for the years ended March 31, 2012 and March 31, 2011, respectively.

Net loss

Net loss from discontinued pipeline operations for the three months ended March 31, 2013 was $1.1 million (basic and diluted loss per share of $0.03), compared to a net loss of $8.5 million (basic and diluted loss per share of $0.23).

Net loss from discontinued pipeline operations for the year ended March 31, 2013 was $0.3 million (basic and diluted loss per share of $0.01), compared to a net loss of $13.0 million (basic and diluted loss per share of $0.36) and $3.9 million (basic and diluted loss per share of $0.11) for the years ended March 31, 2012 and March 31, 2011, respectively.

Consolidated EBITDA from discontinued operations

A reconciliation from net income from discontinued operations to EBITDA and Consolidated EBITDA from discontinued operations is as follows:

	Three Months Ended March 31,		Year Ended March 31,
(dollars in thousands)	2013	2012	2013	2012	2011
Net income (loss) from discontinued operations	$4,559	$(3,464)	$26,846	$4,221	$(4,924)

Adjustments:

Interest expense	1,931	2,111	8,339	8,179	7,458

Income tax expense (benefit)	1,440	(858)	9,468	2,012	(1,343)

Depreciation	706	1,180	3,788	4,258	4,378

Amortization of intangible assets	351	353	1,408	1,415	1,390
EBITDA from discontinued operations	$8,987	$(678)	$49,849	$20,085	$6,959

Adjustments:

Loss (gain) on disposal of property, plant and equipment	63	—	(375)	—	—
Consolidated EBITDA from discontinued operations	$9,050	$(678)	$49,474	$20,085	$6,959

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Non-Operating Income and Expense for Continuing Operations

	Three Months Ended March 31,			Year Ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
Interest expense
Long term debt
Interest on 8 3/4% senior notes and swaps	$—	$—	$—	$—	$—	$1,238	$—	$(1,238)
Interest on capital lease obligations	696	97	599	1,925	425	643	1,500	1,282
Amortization of deferred financing costs	377	393	(16)	1,607	1,591	1,609	16	(2)
Interest on credit facilities	1,008	1,353	(345)	4,414	4,547	2,992	(133)	1,422
Interest on Series 1
Debentures	3,833	3,811	22	15,230	15,255	15,089	(25)	141
Interest on long term debt	$5,914	$5,654	$260	$23,176	$21,818	$21,571	$1,358	$1,605
Other interest	(22)	36	(58)	567	328	962	239	(395)
Total Interest expense	$5,892	$5,690	$202	$23,743	$22,146	$22,533	$1,597	$1,210
Foreign exchange (gain) loss	(53)	(18)	(35)	84	52	(1,659)	32	1,743
Unrealized loss (gain) on derivative financial instruments
Unrealized loss on cross- currency and interest rate swaps	$—	$—	$—	$—	$—	$2,111	$—	$(2,111)
Unrealized gain on embedded price escalation features in a long term customer construction contract	—	—	—	—	(5,877)	(604)	5,877	604
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(110)	(1,422)	1,312	(2,705)	3,495	(3,812)	(6,200)	1,107
Total unrealized gain on derivative financial instruments	$(110)	$(1,422)	$1,312	$(2,705)	$(2,382)	$(2,305)	$(323)	$(400)
Loss on debt extinguishment	—	—	—	—	—	4,346	—	(4,346)
Income tax (benefit) expense	(2,992)	(4,438)	1,446	(8,836)	(9,235)	(5,105)	399	(3,731)

Interest expense for ongoing operations

In accordance with GAAP, interest expense on debt repaid from net proceeds from assets held for sale, as it relates to assets from discontinued operations, should be recorded under results from discontinued operations, if the terms of the debt require debt repayment from asset sales triggered by discontinued operations. Under the terms of our fourth amended and restated credit agreement, net proceeds from asset sales must be used to repay the Term B Facility and 50% of net proceeds from asset sales must be used to repay our Term A Facility, once the Term B Facility is fully repaid.

Interest expense recorded in “Results from discontinued operations” was $1.9 million and $2.1 million for the three months ended March 31, 2013 and 2012, respectively, reflecting the interest related to the amount of the term facilities repaid (or expected to be repaid) from the net proceeds of the asset sales of the two discontinued operations and the allocation of interest on debt associated with piling. Interest expense recorded in “Results from discontinued operations” was $8.3 million, $8.2 million and $7.5 million for the years ended March 31, 2013, 2012 and 2011, respectively, reflecting the interest related to the amount of the term facilities repaid (or expected to be repaid) from the net proceeds of the asset sales of the two discontinued operations. These amounts are excluded from the interest reported in the table, above.

2013 Annual Report	23

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In the three months ended March 31, 2013, total interest expense was $5.9 million, comparable to the $5.7 million interest expense in the previous year. The increased interest expense on capital lease obligations was a result of the refinancing of operating leases to capital leases while the reduction in interest expense on credit facilities reflects the benefit from the accelerated repayment of the Term B Facility offset by an increase in the combined weighted average interest rates on all credit facilities for both the three months and year ended March 31, 2013 to 7.5% up from 6.0% for all prior year periods.

In the year ended March 31, 2013, total interest expense for continuing operations was $23.7 million, up from the $22.1 million and $22.5 million in interest expense for the years ended March 31, 2012 and March 31, 2011, respectively. The increased interest expense on capital lease obligations was a result of the refinancing of operating leases to capital leases in the current year, while the interest expense reduction on credit facilities compared to the year ended March 31, 2012 reflects the benefit from the accelerated repayment of the Term B Facility in the current year partially offset by an increase in the combined weighted average interest rates on all credit facilities. The increase in interest expense on credit facilities compared to the year ended March 31, 2011 reflects the cost of increased use of the Revolving Facility in the current year partially offset by the accelerated repayment of the Term B Facility. At March 31, 2013, we had a total of $45.2 million outstanding under the credit facilities, compared to a total of $78.8 million outstanding under these facilities as at March 31, 2012 and $72.0 million as at March 31, 2011.

In April 2010, we completed a debt restructuring which included a private placement of 9.125% Series 1 Debentures (Series 1 Debentures), the redemption and cancellation of all our outstanding 8  3/4 % senior notes along with the termination of our cross currency and interest rate swaps. In addition, on April 30, 2010, we added borrowing capacity through a fourth amended and restated credit agreement and subsequently added a temporary increase to our revolving credit facility through second and third amending agreements, dated September 30, 2011 and March 27, 2012, respectively.

A more detailed discussion on our Series 1 Debentures, our credit facilities and our debt restructuring can be found under “Significant Business Events – Debt Restructuring” and “Securities, Rights Plans and Agreements”.

The interest expense of $1.2 million on our 8  3/4 % senior notes for the year ended March 31, 2011 reflects interest costs to the redemption date. The senior notes redemption and associated swap agreement terminations eliminated the cost of hedging the foreign currency interest rate, which was reflected as a portion of “unrealized gain on derivative financial instruments”.

Foreign exchange (gain) loss

The foreign exchange gains and losses recognized in the current and prior year periods relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. In addition, the foreign exchange gain for the year ended March 31, 2011 reflects the effect of a favourable change in the exchange rate of the Canadian dollar against the US dollar on foreign currency interest payments for our 8  3/4 % senior notes. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.

Unrealized loss (gain) on derivative financial instruments

The unrealized gains and losses on derivative financial instruments reflects changes in the fair value of derivatives embedded in our previously outstanding US dollar denominated 8  3/4 % senior notes, as well as changes in the fair value of the cross-currency and interest rate swaps that we employed to provide an economic hedge for those senior notes. Unrealized gains and losses also include changes in the value of embedded derivatives in long-term customer contracts and in supplier maintenance agreements.

The measurement of embedded derivatives, as required by GAAP, causes our reported net income to fluctuate as Canadian/US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment change. The accounting for these derivatives has no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluate operating performance.

With respect to the swaps related to our 8  3/4 % senior notes, the loss reflects the changes in the fair value of the cross-currency and interest rate swaps that we employed to provide an economic hedge for our previously outstanding US dollar denominated 8  3/4 % senior notes. Changes in the fair value of these swaps generally had an offsetting effect to changes in the value of our previously outstanding 8  3/4  % senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US dollar exchange rate. However, the valuations of the derivative financial instruments were also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the swaps, which occurred in June and December of each year until termination of the swap agreements on April 8, 2010.

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With respect to the supplier contracts, the fair value of the embedded derivative related to long-term supplier contracts decreased during the three months and year ended March 31, 2013 compared to the same prior year periods largely as a result of the contracts approaching the end of their life. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the United States government published Producers’ Price Index (US-PPI) for Mining Machinery and Equipment from the original contract amount.

With respect to the long-term construction customer contract, as a result of the contract amendment signed with Canadian Natural, a provision in the original contract that required adjustments to customer billings to reflect changes in exchange rates and price indices was eliminated. This effectively removed an embedded derivative from the contract and led to the reversal of the associated embedded derivate liability in the year ended March 31, 2012. Results from the three months and year periods in the prior year reflect changes in the measurement of this embedded derivative in the original contract.

Income tax (benefit) expense for continuing operations

For the three months ended March 31, 2013, we recorded a current income tax benefit of $2.4 million and a deferred income tax benefit of $0.6 million from continuing operations, for a total income tax benefit of $3.0 million. This compares to a combined income tax benefit of $4.4 million for the same period last year. For the year ended March 31, 2013, we recorded a current income tax benefit of $2.2 million and a deferred income tax benefit of $6.6 million for a total income tax benefit of $8.8 million. This compares to a combined income tax benefit of $7.2 million for the same period last year and a combined income tax benefit of $6.4 million for the year ended March 31, 2011.

For the three months and year ended March 31, 2013, income tax expense as a percentage of income before income taxes differed from the statutory rate of 25.12%. This difference is primarily due to CRA audit adjustments from 2007 and 2008, which flow through the current and deferred income tax accounts, and permanent differences resulting from stock based compensation expense. For the three months and year ended March 31, 2012, income tax expense for continuing operations as a percentage of income before income taxes differed from the statutory rate of 26.25% primarily due to the impact of changes in enacted tax rates, CRA audit adjustments from 2007 and 2008, which flow through the current and deferred income tax accounts, and an increase in the permanent differences in stock based compensation resulting from a partial restructuring of the stock option plan. For the year ended March 31, 2011, income tax expense as a percentage of income before income taxes differed from the statutory rate of 27.75%, largely due to the same factors affecting the year ended March 31, 2012.

Backlog

Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master services agreements where scope is not clearly defined. For the three months and year ended March 31, 2013, the total amount of revenue earned from time-and-material contracts performed under our master services agreements, which are not in backlog, was approximately $24.0 million and $112.5 million respectively.

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Our estimated backlog by segment and contract type as at March 31, 2013, December 31, 2012, March 31, 2012 and March 31, 2011 was:

(dollars in thousands)	March 31, 2013	December 31, 2012	March 31, 2012	March 31, 2011
By Contract Type

Unit-Price	$77,861	$139,949	$230,782	$561,724

Lump-Sum	5,031	4,086	4,703	6,327

Time-and-Material, Cost-Plus	292,182	295,912	418,799	665
Total	$375,074	$439,947	$654,284	$568,716

Backlog attributable to discontinued operations has been excluded from all prior periods presented in the amounts of $28.7 million at March 31, 2013, $40.4 million at December 31, 2012, $79.3 million at March 31, 2012 and $14.0 million at March 31, 2011.

Our Canadian Natural contract at the Horizon mine represented approximately $226.9 million of the March 31, 2013 backlog compared to $251.6 million at December 31, 2012, $417.8 million at March 31, 2012 and $539.4 million at March 31, 2011. The change in the value of the backlog on this contract from December 31, 2012 reflects work performed under the contract. The transfer of equipment assets recorded in the three months ended March 31, 2012 reduced the amount of fleet management, inventory management and maintenance services required to support the fleet through the balance of the contract and backlog values were adjusted accordingly. Subsequent to the execution of the contract amendment, the customer executed change orders which reduced the scope of equipment related activity required under the amended contract which further reduced the backlog on this contract from the March 31, 2012 levels. The contract amendment, signed on March 27, 2012, changed the contract type reported for this contract to “cost-plus” from “unit-price”.

We expect that approximately $249.0 million of total backlog will be performed and realized in the 12 months ending March 31, 2014.¿

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three months and year ended March 31, 2013, we had approximately $7.2 million and $21.0 million, respectively, in claims revenue recognized to the extent of costs incurred. As at March 31, 2013, we had $24.0 million of unresolved claims and change orders recorded on our balance sheet. This compares to $23.4 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2012.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Summary of Consolidated Quarterly Results

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	seasonal weather and ground conditions;

•	the timing of equipment maintenance and repairs;

•	claims and change-orders; and

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended

	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
(dollars in millions, except per share amounts)	Fiscal 2013				Fiscal 2012
Revenue	$130.3	$116.8	$123.5	$174.0	$181.1	$166.5	$159.7	$163.4
Gross profit (loss)	8.9	9.8	8.3	6.9	(0.9)	8.7	17.0	7.2
Operating (loss) income	(6.5)	(1.5)	(0.8)	(7.2)	(13.5)	(4.9)	5.3	(1.7)
Net loss from continuing operations	(9.2)	(5.5)	(5.2)	(8.4)	(13.4)	(5.9)	(1.4)	(4.7)
Net income (loss) from discontinued operations	4.6	10.2	8.9	3.2	(3.5)	4.0	8.0	(4.3)
Net (loss) income	(4.7)	4.6	3.7	(5.1)	(16.9)	(1.9)	6.6	(9.0)
Net (loss) income per share‡
From continuing operations – basic & diluted	$(0.26)	$(0.15)	$(0.14)	$(0.23)	$(0.37)	$(0.16)	$(0.04)	$(0.13)
From discontinued operations – basic & diluted	$0.13	$0.28	$0.25	$0.09	$(0.10)	$0.11	$0.22	$(0.12)
Total – basic & diluted	$(0.13)	$0.13	$0.10	$(0.14)	$(0.47)	$(0.05)	$0.18	$(0.25)

‡	Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in the oil sands difficult during this period. The level of activity in the oil sands declines when frost leaves the ground and many secondary roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our activity levels. Revenue during the three months ended March 31 of each fiscal year are traditionally highest as ground conditions are most favourable in the oil sands. It should be noted that weather conditions during this period in each of the past two fiscal years have been unusual, causing results to deviate from this pattern. Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Contributing to the variations in our recent quarterly financial results were the significant swings in overburden removal volumes at the Horizon mine. In the three months ended June 30, 2011, volumes were negatively affected by wildfires in the region and an unrelated production facility fire. We were issued a work suspension notice during this period and we did not resume overburden removal activities until the start of the three months ended March 31, 2012.

In addition to the swings in volume for this customer, during fiscal 2012 we entered into negotiations with Canadian Natural related to the pricing structure on our long-term overburden contract. During the negotiations, revenue on the Canadian Natural contract was only reported to the extent of costs incurred for each of the three months ended June 30, 2011, September 30, 2011 and December 31, 2011. Revenue reported for the three months ended March 31, 2012 reflected the new pricing structure negotiated under the amended Canadian Natural contract.

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Profitability also varies from quarter-to-quarter as a result of claims and change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see “Claims and Change Orders”.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense.

Summary of Consolidated Financial Position

	Year Ended March 31,
(dollars in thousands)	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
Cash	$598	$1,400	$722	$(802)	$(124)
Current assets (excluding cash)	356,059	325,564	251,363	30,495	104,696
Current liabilities	(191,202)	(254,573)	(165,819)	63,371	(25,383)
Net working capital	$165,455	$72,391	$86,266	$93,064	$79,189
Property, plant and equipment	274,246	312,775	321,864	(38,529)	(47,618)
Total assets	659,938	749,993	682,957	(90,055)	(23,019)
Capital lease obligations (including current portion)	(41,822)	(10,701)	(8,693)	(31,121)	(33,129)
Total long term financial liabilities ‡	(299,530)	(309,599)	(324,382)	10,069	24,852

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

•	Current assets (excluding cash) includes:

¡	$154.7 million of assets held for sale related to the sale of the piling business

¡	$53.8 million property, plant and equipment re-classified to assets held for sale in current assets

¡	$32.9 million goodwill re-classified to assets held for sale in current assets

•	Current liabilities includes:

¡	$38.8 million of liabilities held for sale related to the sale of the piling business

¡	$4.6 million non-current capital lease obligations re-classified to liabilities held for sale in current liabilities

The following table summarizes the book value of the piling related assets classified as held for sale:

Accounts receivable, net	$44,297
Unbilled revenue	9,324
Inventories	7,754
Prepaid expenses	181
Current portion of deferred tax assets	1,106
Current assets	$62,662
Intangible assets	$4,220
Property, plant and equipment, gross	83,359
Accumulated depreciation	(29,566)
Goodwill	32,901
Deferred tax assets	1,164
Non-current assets, net	$92,078
Assets held for sale	$154,740

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The following table summarizes the book value of the piling related liabilities classified as held for sale:

Accounts payable	$17,048
Accrued liabilities	23
Billings in excess	3,115
Current portion of capital lease obligation	1,292
Current portion of deferred tax liabilities	3,018
Current liabilities	$24,496

Capital lease obligation	4,635
Deferred tax liabilities	9,715
Non-current liabilities	$14,350
Liabilities held for sale	$38,846

•	Current liabilities includes $1.3 million of current portion of capital lease obligations

•	Goodwill included in assets held for sale will be offset against the gain on sale of the piling related assets.

Analysis of Consolidated Financial Position

At March 31, 2013, net working capital (current assets less current liabilities) was $165.5 million, up from $72.4 million at March 31, 2012 and up from $86.3 million at March 31, 2011.

The cash balance was $0.6 million at March 31, 2013, down from $1.4 million at March 31, 2012 and $0.7 million at March 31, 2011. At March 31, 2013, we had borrowings of $22.4 million against our Revolving Facility, up from $20.3 million at March 31, 2012 and $3.5 million at March 31, 2011.

Current assets, excluding cash, were $356.1 million at March 31, 2013, up from $325.6 million at March 31, 2012. The recording of $154.7 million in piling related assets to assets held for sale, including the re-class of piling related property, plant and equipment and goodwill into this category, is primarily offset by a $113.7 million decrease in receivables and holdbacks ($44.3 million re-classified to assets held for sale) and a $30.7 million decrease in unbilled revenue ($9.3 million re-classified to assets held for sale). Included in the reduction in receivables was the April 2012 receipt of $66.1 million in proceeds on the sale of Canadian Natural contract related assets. In addition, $7.9 million in inventory and prepaid expenses has been re-classified as assets held for sale at March 31, 2013. Current assets dropped by $44.0 million due to the exit from the pipeline business, partially offset by the $15.2 million increase in piling related current assets due to the growth in that business.

Current assets, excluding cash, were up from $251.4 million at March 31, 2011, reflecting the recording of piling related assets to assets held for sale. Unbilled revenue was down $46.8 million, primarily as a result of the Canadian Natural purchase of contract assets in fiscal 2012 (as discussed in “Significant Business Events – Canadian Natural Contract”). Receivables and holdbacks were down $28.0 million, reflecting the re-classification of current year piling receivables to assets held for sale. Pipeline current assets dropped $13.2 due to the exit from the pipeline business in fiscal 2013 while piling related current assets were up by $37.1 million from fiscal 2011 due to the growth in the piling business.

Property, plant and equipment was $274.2 million at March 31, 2013, down from $312.8 million at March 31, 2012 and $321.9 million at March 31, 2011. The decrease reflects the $53.8 million re-class of piling related assets to assets held for sale in current assets. The current year reflects new equipment purchases and capitalized maintenance of $46.1 million and the refinancing of $40.2 million in operating leases (net of over-hour liabilities) to capital. These additions were offset by disposals with a net book value of $24.0 million and depreciation of $41.5 million.

Current liabilities were $191.2 million at March 31, 2013, down from $254.6 million at March 31, 2012. The current year balance reflects a $97.4 million decrease in accounts payable ($17.0 million re-classified to liabilities held for sale) and a $8.1 million decrease in deferred tax liabilities, offset by a $7.6 million increase in the current portion of capital lease obligations (net of $1.3 million re-classified to liabilities held for sale) resulting from the refinancing of certain operating leases to capital during the year ended March 31, 2013. In addition, $3.1 million of billing in excess of costs related to the piling operations was re-classified to liabilities held for sale. Included in the reduction of accounts payable was the settlement of $12.9 million in operating lease buyouts associated with the Canadian Natural leased asset buyouts, which were classified as payables at March 31, 2012. Current liabilities were reduced by $26.6 million as a result of the exit from the pipeline business in fiscal 2013.

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Current liabilities were up compared to $165.8 million at March 31, 2011, reflecting a $7.2 million increase in the current portion of capital lease obligations (net of $1.3 million re-classified to liabilities held for sale) from the lease restructuring, a $5.1 million increase in billings in excess of costs (net of $3.1 million re-classified to liabilities held for sale), a $12.3 million decrease in accounts payable ($17.0 million re-classified to liabilities held for sale), offset by an $14.2 million decrease in deferred tax liabilities. Current liabilities related to the discontinued pipeline operations dropped by $5.1 million from fiscal 2011.

Total long-term financial liabilities were $299.5 million at March 31, 2013, down from $309.6 million at March 31, 2012 and $324.4 million at March 31, 2011. The accelerated repayment of our Term Facilities in the current year contributed $32.9 million and $45.6 million to the reductions from the fiscal 2012 and fiscal 2011 balances, respectively. This was partially offset by an increase in the non-current portion of capital lease obligations of $23.5 million from fiscal 2012 and $26.0 million from fiscal 2011, due to the lease restructuring in fiscal 2013 (net of the $4.6 million re-classification to liabilities held for sale in current liabilities). The balance of the change decrease can be primarily attributed to the effect of our variable share price on stock-based compensation liabilities and the drop in long-term equipment overhour liabilities, reduced due to lower utilization on leased equipment and the buyout of certain equipment leases.

Summary of Consolidated Equipment and Intangible Asset Additions

We acquire our PP&E in three ways: capital expenditures, capital leases and operating leases. In addition, we develop or acquire our intangible assets through capital expenditures. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase while capital leases and operating leases are varying ways of financing capital expenditures.

We define our capital requirements as either:

•

sustaining capital additions – PP&E and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement; or

•

growth capital additions – PP&E additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

A summary of cash changes to PP&E and intangible assets by nature and by period is shown in the table below:

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
New PP&E – capital expenditures
Sustaining	$6,222	$9,687	$(3,465)	$23,183	$30,248	$14,408	$(7,065)	$8,775
Growth	1,684	6,801	(5,117)	6,471	10,937	14,309	(4,466)	(7,838)
Subtotal	7,906	16,488	(8,582)	29,654	41,185	28,717	(11,531)	937
New intangible assets – capital expenditures
Sustaining	1,102	252	850	2,565	418	1,202	2,147	1,363
Growth	925	999	(74)	2,516	3,119	3,546	(603)	(1,030)
Subtotal	2,027	1,251	776	5,081	3,537	4,748	1,544	333
Total new additions to capital assets	9,933	17,739	(7,806)	34,735	44,722	33,465	(9,987)	1,270
Items affecting cash additions to capital assets:
Equipment buyouts	—	9,660	(9,660)	3,993	9,660	—	(5,667)	3,993
Change in non-cash working capital	(1,660)	1,546	(3,206)	(1,008)	(1,380)	3,879	372	(4,887)
Cash outflow on additions to PP&E and intangible assets	8,273	28,945	(20,672)	37,720	53,002	37,344	(15,282)	376
Capital asset disposal
Proceeds on disposal of PP&E	543	48	495	9,301	176	499	9,125	8,802
Proceeds on disposal of assets held for sale	87	10	77	2,014	920	826	1,094	1,188
Cash inflow for proceeds on disposal of capital assets	630	58	572	11,315	1,096	1,325	10,219	9,990
Net decrease in cash related to capital assets	7,643	28,887	(21,244)	26,405	51,906	36,019	(25,501)	(9,614)

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Capital expenditures related to discontinued operations have been excluded from the table above in the amounts of $0.9 million and $3.8 million for the three months ended March 31, 2013 and 2012, respectively, and $3.6 million, $12.3 million and $3.8 million for the years ended March 31, 2013, 2012 and 2011, respectively.

Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in PP&E. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.

Proceeds on the disposal of PP&E for the periods presented only includes proceeds specific to the assets we owned.

A summary of non-cash changes to PP&E assets by nature and by period for continuing operations is shown in the table below:

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
PP&E – Capital leases additions
Sustaining	$77	$4,195	$(4,118)	$758	$4,236	$—	$(3,478)	$758
Growth	—	2,417	(2,417)	39	2,803	427	(2,764)	(388)
Subtotal	77	6,612	(6,535)	797	7,039	427	(6,242)	370
PP&E – Operating leases additions
Sustaining	—	8,102	(8,102)	—	8,102	30,118	(8,102)	(30,118)
Growth	—	5,735	(5,735)	—	5,735	16,166	(5,735)	(16,166)
Subtotal	—	13,837	(13,837)	—	13,837	46,284	(13,837)	(46,284)
Total non-cash capital additions	77	20,449	(20,372)	797	20,876	46,711	(20,079)	(45,914)

The table above excludes capital lease additions resulting from the refinanced operating leases in the current three month and year periods in the amount of $1.5 million and $41.6 million, respectively, as this equipment was previously reported as non-cash changes to PP&E assets under “PP&E - operating lease additions”. This transaction is discussed in more detail in “Significant Business Events – Debt Restructuring”.

Also excluded from the table above are additions to capital leases for discontinued operations in the amount of $0.2 million and $0.2 million for the three months ended March 31, 2013 and 2012, respectively, and $6.3 million and $0.2 million for the years ended March 31, 2013 and 2012, respectively.

The sustaining capital lease additions in the previous three months and year ended March 31, 2012, reflects the replacement of certain of our heavy equipment fleet. The growth capital lease additions to PP&E for the three months and year ended March 31, 2012, reflects the addition of specialized equipment to our equipment fleet.

Our consolidated sustaining and growth capital additions from continuing operations are reflected in the table, below:

	Three months ended March 31,				Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
Total sustaining capital additions	$7,401	$22,236	$(14,835)	$26,506	$43,004	$45,728	$(16,498)	$(19,222)
Total growth capital additions	2,609	15,952	(13,343)	9,026	22,594	34,448	(13,568)	(25,422)
Total capital additions	10,010	38,188	(28,178)	35,532	65,598	80,176	(30,066)	(44,644)

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Summary of Consolidated Cash Flows

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
Cash provided by (used in) operating activities	$21,081	$55,327	$(34,246)	$52,929	$57,098	$(12,178)	$(4,169)	$65,107
Cash used in investing activities	(7,643)	(28,887)	21,244	(24,235)	(51,906)	(37,310)	27,671	13,075
Cash (used in) provided by financing activities	(20,387)	(21,188)	801	(44,809)	1,902	(37,095)	(46,711)	(7,714)
Net (decrease) increase in cash and cash equivalents from continuing operations	$(6,949)	$5,252	$(12,201)	$(16,115)	$7,094	$(86,583)	$(23,209)	$70,468
Cash provided by (used in) discontinued operations	6,344	(5,625)	11,969	15,282	(6,456)	(15,641)	21,738	30,923
Effect of exchange rate on changes in cash	39	(24)	63	31	40	(59)	(9)	90
Net (decrease) increase in cash and cash equivalents	$(566)	$(397)	$(169)	$(802)	$678	$(102,283)	$(1,480)	$101,481

Operating activities

For the three months ended March 31, 2013, cash provided by operating activities was $21.1 million, down from $55.3 million in cash provided for the three months ended March 31, 2012, primarily as a result of decreased gross profit and non-cash net working capital.

For the year ended March 31, 2013, cash provided by operating activities was $52.9 million, down from $57.1 million in cash provided during the year ended March 31, 2012 and up from $12.2 million in cash used during the year ended March 31, 2011. Current year cash provided from operating activities was negatively impacted by a loss from continuing operations, partially offset by a reduction in non-cash net working capital. Activity in the year ended March 31, 2012 benefitted from the $38.4 million decrease in non-cash net working capital, from the Canadian Natural settlement of past work price escalators and change-orders, offsetting the low gross profit in the period. The growth in non-cash working capital on this same contract along with low gross profit negatively affected cash provided by operating activities in the year ended March 31, 2011.

Investing activities

For the three months ended March 31, 2013, cash used by investing activities was $7.6 million, down from $28.9 million in cash used for the same period a year ago. Investing activities in the current period included capital and intangible asset expenditures of $8.3 million. Cash used in investing activities for the three months ended March 31, 2012 included capital and intangible asset expenditures of $28.9 million.

For the year ended March 31, 2013, cash used by investing activities was $24.2 million, down from $51.9 million in cash used in the year ended March 31, 2012 and $37.3 million in cash used during the year ended March 31, 2011. Current period investing activities primarily included capital and intangible asset expenditures of $37.7 million, partially offset by $11.3 million in proceeds on the disposal of capital assets and $2.2 million of proceeds from the wind up of our investment in an unconsolidated joint venture. Cash used in investing activities in the prior-year included $53.0 million used for capital and intangible expenditures offset by $1.1 million in cash proceeds from asset disposals. Cash used in investing activities during the year ended March 31, 2011 included $37.3 million for capital and intangible expenditures and $1.3 million for advances to our unconsolidated joint venture, offset by $1.3 million in cash proceeds from asset disposals.

Financing activities

For the three months ended March 31, 2013, cash used in financing activities was $20.4 million, down from $21.2 million in cash used for the three months ended March 31, 2012. Current three month financing activity included a $12.6 million decrease in the Revolving Facility, repayments to the Term Facilities totaling $4.4 million, including scheduled repayments of $2.5 million, and a $3.3 million repayment of capital lease obligations. Cash used by financing activities for the three-month period ended March 31, 2012 was $21.2 million resulting from a decrease in the Revolving Facility of $17.7 million, a scheduled $2.5 million repayment on our term credit facilities and a $1.0 million repayment of capital lease obligations.

For the year ended March 31, 2013, cash used by financing activities was $44.8 million, compared to the $1.9 million of cash inflow provided by financing activities during the year ended March 31, 2012 and the $37.1 million of cash used by financing activities for the year ended March 31, 2011. The current year outflow was primarily a result of an increase in the revolving facility of $2.1 million, offset by $10.0 million in scheduled

32	2013 Annual Report

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repayments on our Term Facilities, $25.6 million in net proceeds from asset sales applied against the Term B Facility and a $10.8 million repayment of capital lease obligations. Cash provided by financing activities of $1.9 million for the year ended March 31, 2012 reflects scheduled repayments on our Term Facilities and repayment of capital lease obligations. Cash used by financing activities of $37.1 million for the year ended March 31, 2011 reflects debt refinancing and swap cancellation activities, which included $7.9 million of financing costs for the credit agreement and the Series 1 Debentures. Additional activities included scheduled repayments on our Term Facilities and repayment of capital lease obligations.

Cash provided by (used in) discontinued operations

	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012	2011
Operating activities	$38,332	$(1,753)	$38,191	$6,175	$11,681
Investing activities	(31,776)	(3,788)	(22,061)	(12,294)	(27,322)
Financing activities	(212)	(84)	(848)	(337)	—
	$6,344	$(5,625)	$15,282	$(6,456)	$(15,641)

During the three months ended March 31, 2013, cash provided by discontinued operations of $6.3 million was largely due to positive net income from discontinued operations during the period. The cash used by discontinued operations of $5.6 million during the three months ended March 31, 2012 was due to the combination of net losses from discontinued pipeline operations and capital expenditures, partially offset by positive net income from discontinued piling operations.

During the year ended March 31, 2013, the cash provided by discontinued operations of $15.3 million can be attributed to the combination of positive net income from discontinued operations and net proceeds from the sale of pipeline related assets. Cash provided by discontinued operations during the year ended March 31, 2012 of $6.5 million is a result of positive income from discontinued operations, offset by capital expenditures. The same major factors influenced the cash movement of discontinued operations during the year ended March 31, 2011, in addition to the acquisition of Cyntech Corporation for $23.5 million, resulting in an overall cash outflow of $15.6 million in that year.

Foreign currency translation loss on cash

During the year ended March 31, 2011, we established a US-based subsidiary, Cyntech U.S. Inc., which has a US dollar functional currency. The accounts of this subsidiary are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in unrealized foreign currency translation loss. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and cash equivalents for the period. This effect was not material for the three months and year ended March 31, 2013.

D. OUTLOOK

While we anticipate some uncertainty with respect to oil sands project spending in fiscal 2014, overall activity levels are projected to remain steady and we believe we are well positioned to respond to changing market conditions, while maintaining profitability levels.¿

In the oil sands we anticipate an increase in operations support services to help offset a potential reduction in construction services resulting from continued project approval delays and cost control efforts of our clients. Operations support services revenues are expected to benefit from the ramp up of activity at the Kearl site under our new five year agreement and we anticipate comparable activity levels supporting production efforts at Horizon, Base Mine and the Millennium and Steepbank Mines. Construction services activities levels are more difficult to anticipate but we intend to pursue heavy civil contracts at both SAGD and new mining projects in the oil sands and with other major resource companies in Canada.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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We also expect to continue progressing toward our goal of delivering consistent financial and operating performance by focusing on three key areas:

•	Pursuing operational excellence in safety, productivity, and customer satisfaction;

•	Strengthening our balance sheet through further debt reduction, fleet rationalization, and cash-flow improvement; and

•	Gaining first-on-site advantage on new oil sands and resource mining sites.¿

Overall, our outlook going into fiscal 2014 is positive and we remain focused on managing our resources and costs towards improving profitability.

E. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances;

•	laws and regulations relating to consumer protection; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.¿

Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. Federal, provincial and municipal authorities, such as Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment, Ontario Ministry of the Environment and other governmental agencies, administer these laws and regulations. The requirements of these laws and regulations are becoming increasingly complex and stringent and meeting these requirements can be expensive.

The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in relation to such claims. For example, some laws can impose strict joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants that obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to harmful substances.

Our construction contracts require us to comply with environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.

Capital expenditures relating to environmental matters during the fiscal years ended March 31, 2011, 2012 and 2013 were not material. We do not currently anticipate any material adverse effect on our business or financial position because of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.¿

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Employees and Labour Relations

As at March 31, 2013, we had approximately 390 salaried employees and approximately 1,450 hourly employees in our ongoing operations (approximately 110 salaried employees and approximately 350 hourly employees in our piling discontinued operations). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,400 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at March 31, 2013, approximately 1,000 of the hourly employees in our ongoing operations are members of various unions and work under collective bargaining agreements.

The majority of our work in our ongoing operations is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial Industrial, Commercial and Institutional (ICI) agreement in Alberta. The provincial collective agreement between the Operating Engineers in Alberta and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expires February 28, 2015.

We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.

F. RESOURCES AND SYSTEMS

Liquidity

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facility. As at March 31, 2013, our cash balance of $0.6 million was $0.8 million lower than our cash balance at March 31, 2012. We supplemented our cash requirements during the year ended March 31, 2013 through drawings from our Revolving Facility. As of March 31, 2013 there were outstanding borrowings of $22.4 million and issued and undrawn letters of credit of $3.2 million under the $85.0 million Revolving Facility and outstanding borrowings of $22.8 million ($58.4 million and $68.4 million at March 31, 2012 and March 31, 2011, respectively, under the Term Facility. A more detailed discussion on the Revolving Facility and our Term Facilities can be found in “Credit facilities”, below.

We anticipate that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements could be satisfied by the funds available from our Revolving Facility.¿

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important for us to have an effective maintenance program to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and inhibit our project profits. Once units reach the end of their useful lives, they are replaced, as it becomes cost prohibitive to continue to maintain them. In addition, we acquire new equipment to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

Our equipment fleet value is currently split among owned (59%), leased (38%) and rented equipment (3%). Approximately 63% of our leased fleet value is specific to the Canadian Natural contract. This equipment mix is a change from the mix reported in previous periods because of the sale of contract-related assets to Canadian Natural. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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We require between $35.0 million to $60.0 million, annually, for sustaining equipment additions and our total equipment additions typically ranges from $45.0 million to $80.0 million depending on our growth equipment requirements. We believe that our current fleet size and mix is in alignment with the current equipment demands from the commitment to Canadian oil sands development by the oil sands producers. We have continued to assess and adjust the size and mix of our fleet and we have assessed our growth capital needs for the coming fiscal year as we monitor the progress of start-up delays on oil sands development projects. Our estimate of our capital needs for the next fiscal year is approximately $45.0 million to $65.0 million, primarily related sustaining capital requirements. We believe our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet these requirements.¿

Working capital fluctuations effect on liquidity

As at March 31, 2013, we had $2.6 million in trade receivables that were more than 30 days past due, down from $19.1 million as at March 31, 2012 and $10.1 million as at March 31, 2011. We have currently provided an allowance for doubtful accounts related to our trade receivables of $nil ($0.2 million at March 31, 2012 and $nil at March 31, 2011). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write downs in trade receivables had been limited to the financial condition of developers of condominiums and high-rise developments in our discontinued piling business.

As of March 31, 2013, an amount of $16.1 million ($18.3 million at March 31, 2012 and $72.0 million at March 31, 2011) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract-related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As of March 31, 2013, we had $24.0 million of unresolved claims and change orders recorded on our balance sheet. This compares to $23.4 million and $2.2 million for the years ended March 31, 2012 and 2011, respectively. For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The seasonality of our business usually causes a peak in activity levels between December and early February that can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at March 31, 2013, holdbacks totaled $26.6 million, down from $32.1 million as at March 31, 2012 and up from $12.0 million as at March 31, 2011, respectively. Holdbacks represent 27% of our total accounts receivable as at March 31, 2013 (15% and 9% as at March 31, 2012 and 2011, respectively). The current year increase in holdbacks represents an increase in construction services projects and the timing of substantial completion.

¿ This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Credit facilities

On April 30, 2010, as part of a debt restructuring plan we entered into a Fourth Amended and Restated Credit Agreement, which provides credit facilities in the form of two Term Facilities and an $85.0 million Revolving Facility, under which letters of credit may also be issued. A more detailed discussion on the debt restructuring can be found below in “Securities, Rights Plans and Agreements – Long-term debt restructuring”, below.

On September 30, 2011, we entered into a Second Amending Agreement to the credit agreement to provide a temporary revolving credit facility addition of $25.0 million through March 31, 2012. This temporary addition increased the total available revolving credit facility commitments from $85.0 million to $110.0 million and provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The amendment required that the receipt of contract settlement proceeds from Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce available borrowing under this temporary facility addition by the amount of the repayment. In December of 2011, $4.3 million of settlement proceeds reduced borrowing available under the Revolving Facility to $105.7 million.

On March 27, 2012, we entered into a Third Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by six months to October 31, 2013. The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. The amendment also extended the term of the temporary addition to our revolving credit facility to June 30, 2012. The new amendment eliminated the permanent reduction of the temporary credit facility by the receipt of proceeds from the Canadian Natural contract settlement. However, terms were added requiring that 55% of any proceeds from asset sales to Canadian Natural were to be used to repay amounts outstanding on the temporary revolving credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the $20.7 million temporary addition to our revolving credit facility on that date.

On September 28, 2012, we entered into a Fourth Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014. The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants.

However, terms were added making the extension of the maturity date of the credit agreement by one year to October 31, 2014, contingent on the Term B Facility being repaid by April 30, 2013 from net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in our first quarter filings. The Term B Facility was repaid in April 2013. Following repayment of the Term B Facility, 50% of net proceeds from any subsequent asset sales are to be used to reduce the existing Term A Facility, with the remainder available for working capital.

Under the terms of the amended agreement, our capital leasing capacity was increased from $30.0 million to $75.0 million, supporting our fiscal 2013 refinancing of existing operating leases into capital leases. This amendment is accompanied by restrictions on net capital expenditures that can be made by us through the term of the agreement.

The facilities bear interest at variable rates, based on the Canadian prime rate plus the applicable pricing margin (as defined within the credit agreement). Interest on Canadian prime rate loans is payable monthly in arrears. Stamping Fees (as defined in the credit agreement) and interest on advances of Bankers’ Acceptances (as defined in the credit agreement) are paid in advance, at the time of issuance.

The applicable pricing margin (as defined within the credit agreement) is connected to our credit rating from Standard & Poor’s. As our credit rating was downgraded by this credit agency, there was a 1.5% increase in our pricing margin (as defined within the credit agreement) (see “Debt Ratings”, below).

The credit facilities are secured by a first priority lien on substantially all of our existing and after-acquired property. The credit agreement contains customary covenants including, but not limited to, incurring additional debt, contingent obligations, transferring or selling assets, making investments including acquisitions or paying dividends or redeeming shares of capital stock.

Permitted debt and contingent obligations under the credit agreement covenants include, but are not limited to:

•	9.125% Series 1 Debentures at an aggregate principle amount not to exceed $225.0 million (see “9.125% Series 1 Debentures”, below);

•	Capital leases aggregating to a maximum of $75.0 million at any one time;

•	Operating leases entered into in the normal course of business; and

•	Contingent obligations under our performance bonding program.

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We are required to meet certain financial covenants defined in the credit agreement including:

i.	Senior Debt Ratio (Senior Debt to trailing 12-month Consolidated EBITDA) which must not exceed 2.0 times;

ii.	Interest Coverage Ratio (trailing 12-month Consolidated EBITDA to trailing 12-month Cash Interest Expense) which must be greater than 2.5 times (temporarily reduced to “must be greater than 2.25 times for the period ended March 31, 2013”); and

iii.	Current Ratio (Current Assets to Current Liabilities) which must be greater than 1.25 times.

In addition, we are required to meet certain restrictions on capital spending and the use of net proceeds from the sale of assets, including:

i.	Application of net asset sale proceeds to the permanent reduction and repayment of the two Term Facilities in the following order and manner:

1.	100% of the net proceeds applied to the Term B Facility until such time as it is repaid in full; and then

2.	50% of the net proceeds applied to the Term A Facility until such time as it is repaid in full.

•	Upon closing of the Piling Sale, a portion of the net proceeds will be used to repay the outstanding balance of the Term A Facility.

ii.	Permanent reduction and repayment of the full balance of the Term B Facility by April 30, 2013.

•

As at March 31, 2013, we have applied $10.2 million of net proceeds from equipment sales and $15.4 million of net proceeds from the sale of pipeline related assets to the repayment of the Term B Facility, leaving $5.6 million outstanding on the Term B Facility.

•	As at April 30, 2013, the full balance of the Term B Facility was repaid.

iii.	Net annual capital expenditures limited to an amount equal to annual Consolidated EBITDA less the sum of:

•	Scheduled annual repayments of debt;

•	Consolidated annual cash interest expense; and

•	Current annual taxes for the fiscal year.

Continued access to the facilities is not contingent on the maintenance of a specific credit rating. The definition of these covenants is unchanged from the previous Third Amended and Restated Credit Agreement. Based on the latest amended credit agreement we remain in compliance with all of the financial covenants on our credit agreement as of March 31, 2013.

Consolidated EBITDA is defined within the credit agreement to be the sum, without duplication, of (a) consolidated net income, (b) consolidated interest expense, (c) provision for taxes based on income, (d) total depreciation expense, (e) total amortization expense, (f) costs and expenses incurred by us in entering into the credit facility, (g) accrual of stock-based compensation expense to the extent not paid in cash or if satisfied by the issuance of new equity, (h) the non-cash currency translation losses or mark-to-market losses on any hedge agreement (defined in the credit agreement) or any embedded derivative, and (i) other non-cash items including goodwill impairment (other than any such non-cash item to the extent it represents an accrual of or reserve for cash expenditures in any future period) but only, in the case of clauses (b)-(i), to the extent deducted in the calculation of consolidated net income, less (i) the non-cash currency translation gains or mark-to-market gains on any hedge agreement or any embedded derivative to the extent added in the calculation of consolidated net income, and (ii) other non-cash items added in the calculation of consolidated net income (other than any such non-cash item to the extent it will result in the receipt of cash payments in any future period), (iii) the one-time $42.5 million March 31, 2011 revenue writedown of the Canadian Natural contract, all of the foregoing as determined on a consolidated basis in conformity with GAAP.

The credit facility may be prepaid in whole or in part without penalty, except for bankers’ acceptances, which are not pre-payable prior to their maturity. However, the credit facility requires prepayments under various circumstances, excluding the restricted application of net asset sale proceeds, discussed above, such as:

i.	100% of the net cash proceeds of certain asset dispositions;

ii.	100% of the net cash proceeds from our issuance of equity (unless the use of such securities’ proceeds is otherwise designated by the applicable offering document); and

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iii.	100% of all casualty insurance and condemnation proceeds, subject to exceptions.

Borrowing activity under the Revolving Facility

As at March 31, 2013, our unused borrowing availability under the Revolving Facility was $59.4 million ($70.4 million at March 31, 2012).

i.	Cash drawn under the revolving facility: During the year ended March 31, 2013, we used our Revolving Facility to finance our working capital requirements. At March 31, 2013, we had $22.4 million of borrowings outstanding on our Revolving Facility ($20.3 million at March 31, 2012). For the three months ended March 31, 2013, the average amount of our borrowing on the Revolving Facility was $43.4 million with a weighted average interest rate of 8.0% ($57.1 million for three months ended March 31, 2012 at an average interest rate of 6.8%). For the year ended March 31, 2013, the average amount of our borrowing on the Revolving Facility was $40.9 million with a weighted average interest rate of 8.0% ($40.4 million and $8.1 million, respectively, for the years ended March 31, 2012 and 2011, at an average rate of 6.6% and 6.5%, respectively). The average amount of our borrowing on the Revolving Facility is calculated based on the weighted average of the outstanding balances in the three months and year periods, respectively. The maximum end of month balance for any single month during both the three months and year ended March 31, 2013 was $65.0 million.

ii.	Letters of credit drawn under the revolving facility: As of March 31, 2013, we had issued $3.2 million ($15.0 million at March 31, 2012 and $12.3 million at March 31, 2011) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at March 31, 2013, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60-day prior written notice to request any change in their letter of credit requirements.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of March 31, 2013 for our ongoing operations.

					Payments due by fiscal year
(dollars in thousands)	Total	2014	2015	2016	2017	2018 and thereafter
Series 1 Debentures	$225,000	$—	$—	$—	$225,000	$—
Term facilities	22,846	9,392	13,454	—	—	—
Revolving facility	22,396	—	22,396	—	—	—
Capital leases (including interest)	46,975	14,442	13,490	12,156	6,887	—
Equipment and building operating leases	61,589	25,466	16,762	4,682	2,598	12,081
Supplier contracts	25,266	22,484	2,782	—	—	—
Total contractual obligations	404,072	71,784	68,884	16,838	234,485	12,081

The buyout of the operating leases related to the sale of contract-related assets to Canadian Natural, discussed under the “Significant Business Event - Debt Restructuring” section of this MD&A did not reduce the future contractual obligations reported under “Equipment and building operating leases” in this table as the contract-related operating leases are scheduled to be bought out at the expiry of their lease terms.

For a discussion on term facilities and revolving facility see “Liquidity - Credit facilities”, above and for a discussion on Series 1 Debentures see “Securities, Rights Plans and Agreements - 9.125% Series 1 Debentures”, below.

Off-balance sheet arrangements

We have no off-balance sheet arrangements at this time.

Securities, Rights Plans and Agreements

Capital structure

We are authorized to issue an unlimited number of Voting Common Shares and an unlimited number of Non-Voting Common Shares. As at June 10, 2013, there were 36,251,006 voting Common Shares outstanding. We had no Non-Voting Common Shares outstanding as at June 10, 2013. For a more detailed discussion of our

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share data, see “Outstanding Share Data” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Shareholder Rights Plan and Registration Rights Agreement

On October 7, 2011, our Board of Directors adopted a Shareholder Rights Plan Agreement, dated October 7, 2011 (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for our outstanding Common Shares. The Rights Plan was included as an exhibit to our Form 8-A, filed with the Securities and Exchange Commission on October 7, 2011. The Rights Plan terminated in accordance with its terms on April 7, 2012. For a discussion of our registration rights agreement, see “Registration Rights Agreement” in our most recent AIF.

9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of 9.125% Series 1 Debentures (as defined below) due 2017 (the “Series 1 Debentures”) for gross proceeds of $225.0 million and net proceeds after commissions and related expenses of $218.1 million as part of a debt restructuring plan. Financing fees of $6.9 million were incurred in connection with the Series 1 Debentures and were recorded as deferred financing costs. A more detailed discussion on the debt restructuring can be found in “Long-term debt restructuring”, below.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by us or any of our subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of the value of the collateral.

The Series 1 Debentures are redeemable at the option of us, in whole or in part, at any time on or after: April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control, as defined in the trust indenture, occurs we will be required to offer to purchase all or a portion of each holder’s Series 1 Debentures at a purchase price in cash equal to 101% of the principal amount of the debentures offered for repurchase plus accrued interest to the date of purchase.

The Series 1 Debentures are also subject to covenants limiting our ability and the ability of most or all of our subsidiaries: to incur additional debt; pay dividends or distributions on our common shares or repurchase our common shares; make various investments; create liens on our assets to secure debt; enter into transactions with affiliates; consolidate, merge or transfer all or substantially all of our property and assets and the property and assets of our subsidiaries on a consolidated basis; transfer and sell assets; and enter into sale and leaseback transactions. These covenants are subject to exceptions and qualifications that are detailed in the indenture governing the Series 1 Debentures.

We are also required to meet a financial covenant with respect to our Series 1 Debentures that restricts the amount of additional debt that we and our subsidiaries can incur. Specifically, on a pro forma basis taking such additional debt into account, on a consolidated basis our “Consolidated Fixed Charge Coverage Ratio” must be greater than 2.0 to 1.0. The “Consolidated Fixed Charge Coverage Ratio” is approximately the same calculation as the “Interest Coverage” covenant found in our Credit Facility.

The Series 1 Debentures were rated B- by Standard & Poor’s and Caa1 by Moody’s (see “Debt Ratings”).

Long-term debt restructuring

In April 2010, we issued $225.0 million of Series 1 Debentures and entered into a fourth amended and restated credit agreement that extended the maturity of our credit facilities to April 2013 and provided a new $50.0 million term loan. The net proceeds of the Series 1 Debentures, combined with the new $50.0 million term loan and cash on hand were used to redeem all outstanding 8  3/4 % senior notes and terminate the associated swap agreements in April 2010. The full details of this debt restructuring are as follows:

9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of Series 1 Debentures for gross proceeds of $225.0 million and net proceeds after commissions and related expenses of $218.1 million.

8 3/4% Senior Notes Redemption

Beginning December 1, 2009, our 8  3/4 % senior notes were redeemable at 100% of the principal amount. On March 29, 2010, we issued a redemption notice to holders of the notes to redeem all outstanding 8  3/4%

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senior notes and, on April 28, 2010, the notes were redeemed and cancelled. The redemption amount included the US$200.0 million principal outstanding and US$7.1 million of accrued interest.

In connection with the redemption of our 8  3/4  % senior notes, we wrote off unamortized deferred financing costs of $4.3 million.

Termination of Cross-Currency and Interest Rate Swaps

On April 8, 2010, we terminated the cross-currency and interest rate swaps associated with the 8  3/4 % senior notes. The payment to the counterparties required to terminate the swaps was $91.1 million and represented the fair value of the swap agreements, including accrued interest. A more detailed discussion of this cancellation can be found below in the “Foreign exchange risk” and “Interest rate risk” sections of “Quantitative and Qualitative Disclosures about Market Risk”.

$50.0 million Term Facility

On April 30, 2010, we entered into a fourth amended and restated credit agreement to extend the term of the credit agreement and also to add additional borrowings of up to $50.0 million through a second term facility within the credit facilities. At April 30, 2010, the second term facility was fully drawn at $50.0 million.

Debt Ratings

On May 31, 2013, Standard and Poor’s Ratings Services (“S&P”)22 reaffirmed its previous ratings of our long-term corporate credit at ‘B-’ and the senior unsecured debt rating at ‘B-’. S&P upgraded its outlook on the corporate rating to ‘stable’ and reaffirmed the recovery rating on our Series 1 Debentures at ‘4’.

There have been no changes to the Moody’s Investor Services, Inc. (Moody’s) Corporate Rating at B3 and our Series 1 Debentures Rating at Caa1. There have also been no changes to the Moody’s outlook on our corporate rating at “Rating Under Review” and its outlook on our Series 1 Debentures Rating at LGD 4.

Our credit ratings from these two agencies are as follows:

Category	Standard & Poor’s	Moody’s
Corporate Rating	B- (‘stable’ outlook)	B3 (‘Rating Under Review’ outlook)
Series 1 Debentures	B- (recovery rating of “4”)	Caa1 (LGD# rating of “4”)

#	Loss Given Default

A downgrade in our credit ratings, particularly the rating issued by S&P, will increase the interest rate payable on borrowings under our credit agreement, (see “Credit facilities”, above). Additionally, counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.

A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer’s market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from each respective rating organization’s website.23

[22]	Standard and Poor’s Ratings Services (S&P), a division of The McGraw-Hill Companies, Inc.
[23]	This debt rating information is current as of this report and we undertake no obligation to provide investors with updated information.

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Standard and Poor’s

An obligation rated “B” is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “4” for the Series 1 Debentures indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.

Moody’s

Obligations rated “Caa” are considered to be in poor standing and are subject to very high credit risk. Moody’s appends numerical modifiers to each generic rating classification from “Aaa” through “C”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

LGD assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “4” indicates a loss range of greater than or equal to 50% and less than 70%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (“POS”), Negative (“NEG”), Stable (“STA”) and Developing (“DEV”-contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed and Moody’s written research will describe any differences and provide the rationale for these differences. A “RUR” (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, “NOO” (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

Related Parties

Advisory Agreements

We have entered into a letter agreement with each of Perry Partners, L.P. and Perry Partners International, Inc. (the “significant shareholders”) pursuant to which we have engaged each significant shareholder to provide their expertise and advice to us for no fee, which is in their interests because of their investments in us. In order for the significant shareholders to provide such advice, we have agreed to:

•	provide them copies of all documents, reports, financial data and other information regarding us;

•	permit them to consult with and advise our management on matters relating to our operations;

•	permit them to discuss our company’s affairs, finances and accounts with our officers, directors and outside accountants;

•	permit them to visit and inspect any of our properties and facilities, including but not limited to books of account;

•

to the extent that a director is not related to the significant shareholder, to permit them to designate and send a representative to attend all meetings of our board of directors in a non-voting observer capacity;

•	provide them copies of certain of our financial statements and reports; and

•	provide them copies of all materials sent by us to our board of directors, other than materials relating to transactions in which the significant shareholder has an interest.

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We may terminate a significant shareholder’s letter agreement in certain circumstances. All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.

Internal Systems and Processes

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2013 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting (ICFR) is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining ICFR, as such term is defined in Rule 13 (a)-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial reports will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. In addition, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of March 31, 2013, we assessed the effectiveness of our ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2013, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at March 31, 2013, maintained, in all material respects, effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the COSO.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the year ended March 31, 2013.

Critical Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by us include:

•

Assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	Assumptions used to value free standing and embedded derivatives and other financial instruments;

•	Assumptions used in periodic impairment testing; and

•

Estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

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Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Our cost estimates use a detailed “bottom up” approach, using inputs such as labour and equipment hours, detailed drawings and material lists. These estimates are reviewed and updated monthly. We believe our experience allows us to produce materially reliable estimates. However, some of our projects can be highly complex. Profit margin estimates for a project may either increase or decrease from the amount that was originally estimated at the time of the related bid. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially affecting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, such as those performed in our Heavy Construction and Mining segment can have a significant effect on profitability.

The complex judgments and estimates most critical to an investor’s understanding of our financial results and condition are contained within our significant accounting policies (described in detail in our audited consolidated financial statements for the year ended March 31, 2013 and notes that follow). Below is a summary of how we apply these critical accounting estimates in our significant accounting policies:

Revenue recognition policy

We perform our projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon our estimates. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of our contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the cost to complete each project. Cost estimates for all of our significant projects use a highly detailed “bottom up” approach and we believe our experience allows us to provide materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. These changes are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes (to the extent contract remedies are unavailable);

•	extended overhead due to owner, weather and other delays (to the extent contract remedies are unavailable);

•	subcontractor performance issues;

•	changes in economic indices used to estimate future costs-to-complete on longer-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable);

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. Substantial changes in cost estimates, particularly in our larger, more complex projects have had, and can in future periods have, a significant effect on our profitability.

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Once a project is underway, we often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that affect costs and revenue under the contract. When a change becomes a point of dispute between a customer and us, we will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

i.	a bona fide addition to contract value; and

ii.	revenue that can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in our performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

Our long-term contracts typically allow customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially affecting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

We recognize revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

Property, plant and equipment policy

The most significant estimates in accounting for property, plant and equipment are the expected useful life of the asset and the expected residual value. Most of our property, plant and equipment have long lives that can exceed 20 years with proper repair work and preventative maintenance. Useful life is measured in operating hours, excluding idle hours, and a depreciation rate is calculated for each type of unit. Depreciation expense is determined monthly based on daily actual operating hours. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the equipment from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or we may record an impairment charge to writedown the value of property, plant and equipment.

Another key estimate is the expected cash flows from the use of an asset and the expected disposal proceeds in applying ASC 360, “Property, Plant and Equipment”, on the impairment and disposal of long-lived assets. This standard requires the recognition of an impairment loss for a long-lived asset when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. The

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valuation of long-lived assets requires us to exercise judgment in the determination of an asset group and in making assumptions about future results, including revenue and cash flow projections for an asset group.

Allowance for doubtful accounts receivable policy

We regularly review our accounts receivable balances for each of our customers and we writedown these balances to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when our customer has indicated an inability to pay, we were unable to communicate with our customer over an extended period of time and we have considered other methods to obtain payment without success. We determine estimates of the allowance for doubtful accounts on a customer-by-customer evaluation of collectability at each reporting date, taking into consideration the length of time the receivable has been outstanding and specific knowledge of each customer’s financial condition and history.

Goodwill impairment policy

Impairment is tested at the reporting unit level by first reviewing qualitative factors, then by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair value is subjective and requires us to exercise judgment in assessing qualitative factors and making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates. We conduct a review of goodwill quarterly, beginning with an assessment of qualitative factors to determine if goodwill has more-likely-than-not been impaired. If not, the review is complete; however, if the qualitative assessment indicates goodwill has more-likely-than-not been impaired by comparing the reporting unit’s carrying amount to its fair value. At March 31, 2013, as a result of the decision to discontinue piling operations and sell piling assets, we classified the full amount of goodwill to assets held for sale. For the year ended March 31, 2013, the carrying value of goodwill was assessed for impairment along with the other assets of the piling division. This assessment indicated there was no goodwill or asset impairment, nor was there an impairment detected during any of the other quarters falling within this fiscal year. Assets held for sale are carried at the lower of their net book value and estimated net disposal proceeds.

Financial instruments policy

In determining the fair value of financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

We use derivative financial instruments to manage financial risks from fluctuations in exchange rates, interest rates and inflation. These instruments include embedded price escalation features in revenue and supplier contracts. In developing such escalators, we rely on industry standards, historical data and management’s experience. We use these price escalation features for risk management purposes only. We do not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit.

Foreign currency translation policy

Accounts of our US-based subsidiary, which has a US dollar functional currency, are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income (Loss). The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and cash equivalents for the period.

Our functional currency for the majority of our subsidiaries is Canadian dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

Discontinued operations

As of March 31, 2013, we have divested, or are in the process of divesting, certain of our business operations. These businesses are presented as discontinued operations in our Consolidated Statement of Operations and

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Comprehensive Loss and, collectively, are included in the line item “Income (loss) from discontinued operations, net of tax” for all periods presented. The cash flows from discontinued operations are included in the “Cash provided by (used in) discontinued operations” section of the Consolidated Statement of Cash Flows for all periods presented. Net assets and net liabilities related to discontinued piling operations are included in the line items “Assets held for sale” and “Liabilities held for sale” on the Consolidated Balance Sheets at March 31, 2013. We allocate interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation of other consolidated interest that is not directly attributable to or related to other operations to discontinued operations interest expense is based on a ratio of net assets to be sold to total consolidated net assets.

Accounting Pronouncements Recently Adopted

Comprehensive income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This new accounting guidance requires the presentation of the components of net income and other comprehensive income either in a single continuous financial statement, or in two separate but consecutive financial statements. The accounting standard eliminates the option to present other comprehensive income and its components as part of the statement of shareholders’ equity. We adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on our consolidated financial statements.

Goodwill Impairment

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other, which amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. We adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on our consolidated financial statements.

Issued Accounting Pronouncements Not Yet Adopted

Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires companies to disclose both gross and net information about financial instruments that have been offset on the consolidated balance sheet. This ASU will be effective for our fiscal year ending March 31, 2014. We do not anticipate that the adoption of this standard will have a material effect on our consolidated financial statements.¿

Intangibles – Goodwill and other

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined that it is more likely than not the indefinite-lived intangible asset is impaired, a quantitative impairment test is required. However, if it is concluded otherwise, the quantitative test is not necessary. This ASU will be effective for our fiscal year ending March 31, 2014. We do not anticipate that the adoption of this standard will have a material effect on our consolidated financial statements.¿

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under this standard, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This standard does not change the current requirements for reporting net income or other comprehensive income in the financial. This ASU will be effective for our fiscal year ending March 31, 2014. We do not anticipate that the adoption of this standard will have a material effect on our consolidated financial statements.¿

G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as ‘believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks, uncertainties and assumptions is based on a number of assumptions that may prove to be incorrect:

1.	The anticipated total consideration of approximately $227.5 million, adjusted for customary working capital and the assumption of capital leases, realized for the Piling Sale.

2.	The anticipated closing costs of $12.5 million related to the Piling Sale.

3.	The anticipation that the Purchaser will achieve a minimum of $45.0 million in Consolidated EBITDA in each year and the piling business will continue to grow under the management of the Purchaser, thus allowing us to realize all of the contingent proceeds.

4.	The anticipation that the Purchaser will continue to grow the piling business, resulting in payment of some or all of the contingent proceeds.

5.	The expectation that the Purchaser will receive all required approvals to complete the Piling Sale and this sale will close during the first half of fiscal 2014;

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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6.	Our expectation that we will recognize a gain from the sale of piling related assets, net of a $32.9 million reduction in goodwill, related to the piling business.

7.	The expectation that the balance of the Term A Facility will be repaid with net proceeds from the Piling Sale.

8.	The expectation that the lease refinancing will reduce future near-term annual operating lease cost by approximately $20.9 million, increase annual cash interest by approximately $2.1 million, increase depreciation expense in proportion to the utilization of the refinanced equipment and reduce cash lease payments by approximately $4.6 million.

9.	The expectation that we will realize the full amount of the working capital associated with our discontinued pipeline business.

10.	The expectation that the right-sizing of our fleet and the buy-out and sale of certain pieces of leased equipment will reduce our annual operating lease expense by approximately $5.6 million.

11.	The anticipated total reduction of approximately $6.0 million in G&A costs in fiscal 2014.

12.	Our belief that we operate the largest fleet of equipment of any contract resource services provider in the oil sands.

13.	Our belief that we have demonstrated our ability to successfully apply our oil sands knowledge and technology and put it to work in other resource development projects.

14.	Our belief that we are positioned to respond to the needs of a wide range of other resource developers.

15.	Our belief that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering, differentiate us from our competition and provide significant value to our customers.

16.	Our belief that our competitive strengths include a leading market position in contract mining services; a large, well-maintained equipment fleet; broad service offering across a project’s lifecycle; long-term customer relationships; and operational flexibility.

17.	The estimate according to CAPP and other industry estimates that future total production from mining and in situ technology will to remain approximately equal to the 2011 oil sands production, which was approximately half extracted from five active mining projects, while the remaining half was extracted from approximately 17 active in situ projects.

18.	Our belief that we are in a position to benefit from the resurgence in mineral exploration spending.

19.	Our expectation that approximately $249.0 million of total backlog will likely be performed and realized in the 12 months ending March 31, 2014, together with a significant volume of work available but not included in the backlog calculation.

20.	Our belief that we are well positioned to respond to changing market conditions, while maintaining profitability levels.

21.	Our anticipation of an increase in operations support services to help offset a potential reduction in construction services resulting from continued project approval delays and cost control effort of our clients.

22.	The expected benefit to operations support services revenues from the ramp up of activity at the Kearl site under our new five year agreement.

23.	Our expectation of comparable activity levels supporting production at the Horizon mine, Base mine and the Millennium and Steepbank mines.

24.	Our intention to pursue heavy civil contracts at both SAGD and new mining projects in the oil sands and with other major resource companies in Canada.

25.	Our expectation to continue progressing toward our goal of delivering consistent financial and operating performance by focusing on three key areas: pursuing operational excellence in safety, productivity, and customer satisfaction; strengthening our balance sheet through further debt reduction, fleet rationalization, and cash-flow improvement; and gaining first-on-site advantage on new oil sands and resource mining sites.

26.	Our belief that the outlook for fiscal 2014 is positive.

27.	Our intention to improve profitability.

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28.	Our belief that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations.

29.	We do not currently anticipate any material adverse effect on our business or financial position because of future compliance with applicable environmental laws and regulations; and future events such as changes in existing laws and regulations may require us to make additional expenditures which may or may not be material.

30.	Our belief that cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet our requirements for capital expenditure.

31.	Our estimate with respect to equipment additions and other capital needs; that our operating and capital lease facilities and capacity and cash flow from operations will likely be sufficient to meet these needs; but if we require additional funding for our expenses, this could be satisfied by our credit facilities.

32.	Our belief that accounting pronouncements recently adopted or yet to be adopted, as discussed herein, will not have a material impact on our consolidated financial statements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions”, “Risk Factors” and “Quantitative and Qualitative Disclosure about Market Risk”, below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

1.	That the Keller Group shareholders will approve the Piling Sale.

2.	That the Purchaser will obtain certain majority shareholder and anti-trust approvals.

3.	That the Piling Sale will be executed in the first half of fiscal 2014.

4.	That the Purchaser will meet the prescribed Consolidated EBITDA thresholds over the next three years, thus allowing us to realize the contingent proceeds of the Piling Sale.

5.	That work will continue to be required under the contract with Canadian Natural.

6.	That work will continue to be required under our master services agreements with various customers;

7.	The demand for construction services remaining strong;

8.	The continuing development of new mines and the expansion of existing mines;

9.	The continuing resurgence in mineral resource spending;

10.	That we will realize all of our backlog;

11.	Our customers’ ability to pay in timely fashion;

12.	Our ability to successfully resolve all claims and unsigned change orders with our customers;

13.	The oil sands continuing to be an economically viable source of energy;

14.	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

15.	The continuing construction of the southern and western pipelines;

50	2013 Annual Report

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16.	Our ability to benefit from increased construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

17.	Our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

18.	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

19.	Our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

20.	Our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk Factors

The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below. For further information on risks, including “Business Risk Factors”, “Risk Factors Related to Our Common Shares”, “Risk Factors Related to our Debt Securities” and “Quantitative and Qualitative Disclosure about Market Risk”, please refer to the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

•	There can be no certainty that all conditions precedent to the Piling Sale will be satisfied. Failure to complete the Piling Sale could negatively impact the market price of the Common Shares.

The completion of the Piling Sale is subject to a number of conditions precedent, certain of which are outside the control of the Company. There can be no certainty that these conditions will be satisfied or, if satisfied, when they will be satisfied, or that the Piling Sale will be completed. If the Piling Sale is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Piling Sale will be completed. If the Piling Sale is not completed and the Board decides to pursue another transaction with respect to the piling business, there can be no assurance that another suitable transaction will be executed and that the proceeds to the Company from such other transaction will be equivalent to or more attractive price than the price to be paid pursuant to the Piling Sale.

•

There can be no certainty that any or all of the contingent consideration will be received. Failure to receive the contingent consideration could negatively impact the market price of the Common Shares.

Under the Purchase Agreement, the Company will receive cash consideration of approximately $227.5 million upon Closing, and up to $92.5 million in proceeds, contingent on the Purchaser achieving prescribed profit targets over the following three years from the piling-related assets sold. The ability to meet such profit targets is dependent on a number of factors, including the successful operation of the piling business during this time and on economic conditions in the industry. There can be no assurance that these profit targets will be met and that the Company will receive any or all of the contingent consideration. If the contingent consideration is not received, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the contingent consideration will be received.

•	Anticipated new major capital projects in the oil sands may not materialize.

Notwithstanding the National Energy Board’s estimates regarding new capital investment and growth in the Canadian oil sands, planned and anticipated capital projects in the oil sands may not materialize. The underlying assumptions on which the capital projects are based are subject to significant uncertainties, and actual capital investments in the oil sands could be significantly less than estimated. Projected investments in new capital projects may be postponed or cancelled for any number of reasons, including among others:

•	technological advancements improve the economic viability of alternative sources of heavy and light crude oil

•	changes in the perception of the economic viability of these projects;

•	shortage of pipeline capacity to transport production to major markets;

•	lack of sufficient governmental infrastructure funding to support growth;

•	delays in issuing environmental permits or refusal to grant such permits;

2013 Annual Report	51

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•	shortage of skilled workers in this remote region of Canada;

•	cost overruns on announced projects; and

•	reductions in available credit for customers to fund capital projects.

•

Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer’s required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our start-up costs over the reduced volume plan of our customers.

•	Unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects on which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment.

•	An unfavourable resolution to our significant project claims could result in a revenue write down in future periods.

Included in our revenues is a total of $21.0 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour.

There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write down of revenue and profit.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

Because our operations are primarily located in Northern Alberta (Fort McMurray) we are subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather conditions, including heavy rain, snow, spring thaw, and forest fire conditions can cause delays in our project work, which could adversely affect our results of operations.

•

Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts.

In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts. Certain of these price escalators could be considered derivative financial instruments (see “Significant Accounting Policies – Derivative Financial Instruments” in our audited consolidated financial statements for the year ended March 31, 2013).

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•	Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely affect our financial condition

Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 82%, 85% and 95% of our total revenue for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. Additionally, certain of these contracts provide for limited compensation following such suspension or termination of operations and we can provide no assurance that we could replace the lost work with work from other customers. The loss of or significant reduction in business with one or more of our major customers, whether as a result of the completion, early termination or suspension of a contract, or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.

•	A significant amount of our revenue is generated by providing construction services.

More than 31% of our revenue for the year ended March 31, 2013 was derived from projects that we consider to be construction services. This revenue primarily relates to site preparation services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects. There is no guarantee that we will find additional sources for generating construction services revenue in fiscal 2014.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

Outsourced Heavy Construction and Mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•	Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.

Our ability to grow our business is, in part, dependent upon obtaining equipment on a timely basis. Due to the long production lead times of suppliers of large mining equipment during strong economic times, we may have to forecast our demand for equipment many months or even years in advance. If we fail to forecast accurately, we could suffer equipment shortages or surpluses, which could have a material adverse impact on our financial condition and results of operations.

In strong economic times, global demand for tires of the size and specifications we require can exceed the available supply. Our inability to procure tires to meet the demands for our existing fleet as well as to meet new demand for our services could have an adverse effect on our ability to grow our business.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease. We are actively pursuing new lessor relationships to dilute our exposure to the loss of one or more of our lessors.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

We have a substantial amount of debt outstanding and significant debt service requirements. As of March 31, 2013, we had outstanding $477.4 million of debt, including $41.8 million of capital leases (debt includes all liabilities with the exception of deferred income taxes). Our substantial indebtedness restricts our flexibility, consequently it:

•	limits our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limits our ability to use operating cash flow in other areas of our business;

2013 Annual Report	53

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•	limits our ability to post surety bonds required by some of our customers;

•	places us at a competitive disadvantage compared to competitors with less debt;

•	increases our vulnerability to, and reduces our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•

increases our vulnerability to increases in interest rates because borrowings under our revolving credit facility and payments under some of our equipment leases are subject to variable interest rates.

Further, if we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•	Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions that could adversely affect the amount of work we receive from those customers.

Oil sands development projects require substantial capital expenditures. In the past, several of our customers’ projects have experienced significant cost overruns, affecting their returns. If cost overruns continue to challenge our customers, they could reassess future projects and expansions that could adversely affect the amount of work we receive from our customers.

•

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry has previously led our customers to slow down or curtail their future capital expansions that, in turn, reduced our revenue from those customers on their capital projects. Another economic downturn in the Canadian energy industry or a global reduction in the demand for oil could have an adverse impact on our financial condition and results of operations. In addition, a reduction in the number of new oil sands capital projects by customers would also likely result in increased competition among oil sands service providers, which could also reduce our ability to successfully bid for new capital projects.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

Approximately, 49%, 53% and 54% of our revenue for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors including those that are beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:

•	site conditions differing from those assumed in the original bid;

•	scope modifications during the execution of the project;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	inability or failure of our customers to perform their contractual commitments;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.

When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

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•	Significant labour disputes could adversely affect our business.

Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

H. GENERAL MATTERS

Experts

KPMG LLP are our auditors and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Additional Information

Our corporate office has been re-located to Zone 3, Acheson Industrial Area, 2-53016 – Hwy. 60, Acheson, Alberta, T7X 5A7. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-960-5599, respectively.

For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see “Glossary of Terms” in our most recent AIF.

Additional information relating to us, including our AIF dated June 10, 2013, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

2013 Annual Report	55

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants. The Report of Independent Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S.generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of March 31, 2013. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended March 31, 2013, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of March 31, 2013 based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

Martin Ferron President and Chief Executive Officer June 10, 2013	David Blackley Chief Financial Officer June 10, 2013

56	2013 Annual Report

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended March 31, 2013. Our responsibility is to express an opinion on North American Energy Partners Inc.‘s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

KPMG Confidential

2013 Annual Report	57

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at March 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated June 10, 2013, expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

Edmonton, Canada

June 10, 2013

KPMG Confidential

58	2013 Annual Report

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at March 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

KPMG Confidential

2013 Annual Report	59

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Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at March 31, 2013 and 2012 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2013 in accordance with U.S. generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.‘s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 10, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Accountants

Edmonton, Canada

June 10, 2013

KPMG Confidential

60	2013 Annual Report

Consolidated Balance Sheets

As at March 31

(Expressed in thousands of Canadian Dollars)

	2013	2012
Assets
Current assets
Cash and cash equivalents	$598	$1,400
Accounts receivable, net (note 5 and 17(d))	100,469	214,129
Unbilled revenue (note 6)	56,183	86,859
Inventories (note 7)	5,751	11,855
Prepaid expenses and deposits (note 8)	2,498	6,315
Investment in and advances to unconsolidated joint venture (note 9)	—	1,574
Assets held for sale (note 10, 23(b) and 17(a))	157,464	1,841
Deferred tax assets (note 11)	33,694	2,991

	356,657	326,964
Property, plant and equipment, net (note 12)	274,246	312,775
Other assets (note 13(a))	14,362	19,902
Goodwill (note 14)	—	32,901
Deferred tax assets (note 11)	14,673	57,451

Total Assets	$659,938	$749,993

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$73,727	$171,130
Accrued liabilities (note 15)	32,482	36,795
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	7,085	7,514
Current portion of long term debt (note 16(a))	21,409	14,402
Current portion of derivative financial instruments (note 17(a))	4,261	3,220
Liabilities held for sale (note 23(b))	38,846	—
Deferred tax liabilities (note 11)	13,392	21,512

	191,202	254,573
Long term debt (note 16(a))	290,655	300,066
Derivative financial instruments (note 17(a))	2,180	5,926
Other long term obligations (note 18(a))	6,746	8,860
Deferred tax liabilities (note 11)	41,211	52,788

	531,994	622,213

Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2013 – 36,251,006 (March 31, 2012 – 36,251,006) (note 19(a))	304,908	304,908
Additional paid-in capital	10,307	8,711
Deficit	(187,283)	(185,820)
Accumulated other comprehensive income (loss)	12	(19)

	127,944	127,780

Total liabilities and shareholders’ equity	$659,938	$749,993

Commitments (note 20)
Contingencies (note 21)

Approved on behalf of the Board

/s/ Ronald A. McIntosh Ronald A. Mclntosh, Director	/s/ Allen R. Sello Allen R. Sello, Director

See accompanying notes to consolidated financial statements.

2013 Annual Report	61

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Consolidated Statements of Operations and

Comprehensive Loss

For the years ended March 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2013	2012	2011
Revenue	$544,609	$670,720	$667,037
Project costs	244,444	310,463	284,241
Equipment costs	193,843	220,738	234,933
Equipment operating lease expense	34,723	62,870	68,349
Depreciation	37,722	44,642	35,062

Gross profit	33,877	32,007	44,452
General and administrative expenses	44,076	41,333	48,725
Loss on disposal of property, plant and equipment	2,628	1,741	1,948
Loss (gain) on disposal of assets held for sale (note 10)	98	(466)	825
Amortization of intangible assets (note 13(b))	3,694	4,287	2,150
Equity in (earnings) loss of unconsolidated joint venture (note 9)	(596)	(86)	2,720

Operating (loss) income before the undernoted	(16,023)	(14,802)	(11,916)
Interest expense (note 22)	23,743	22,146	22,533
Foreign exchange loss (gain)	84	52	(1,659)
Unrealized gain on derivative financial instruments (note 17(a))	(2,705)	(2,382)	(2,305)
Loss on debt extinguishment (note 16(d))	—	—	4,346

Loss from continuing operations before income taxes	(37,145)	(34,618)	(34,831)
Income tax (note 11):
Current (benefit) expense	(2,209)	(677)	2,892
Deferred (benefit)	(6,627)	(8,558)	(7,997)

Net loss from continuing operations	(28,309)	(25,383)	(29,726)
Income (loss) from discontinued operations, net of tax (note 23)	26,846	4,221	(4,924)

Net loss	(1,463)	(21,162)	(34,650)
Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	31	40	(59)

Comprehensive loss	(1,432)	(21,122)	(34,709)

Per share information (note 19(b))
Net loss from continuing operations – basic and diluted	$(0.78)	$(0.70)	$(0.82)
Net income (loss) from discontinued operations – basic and diluted	$0.74	$0.12	$(0.14)
Net loss – basic and diluted	$(0.04)	$(0.58)	$(0.96)

See accompanying notes to consolidated financial statements.

62	2013 Annual Report

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at March 31, 2010	$303,505	$7,439	$(129,886)	$—	$181,058
Net loss	—	—	(34,650)	—	(34,650)
Unrealized foreign currency translation loss	—	—	—	(59)	(59)
Share option plan	—	1,455	—	—	1,455
Deferred performance share unit plan	—	(44)	—	—	(44)
Stock award plan	—	780	—	—	780
Exercised stock options	1,349	(386)	—	—	963
Senior executive stock option plan	—	(2,237)	—	—	(2,237)

Balance at March 31, 2011	$304,854	$7,007	$(164,536)	(59)	$147,266
Net loss	—	—	(21,162)	—	(21,162)
Unrealized foreign currency translation gain	—	—	—	40	40
Share option plan	—	1,373	—	—	1,373
Reclassified to restricted share unit liability	—	(121)	—	—	(121)
Stock award plan	—	256	—	—	256
Exercised stock options	54	(19)	—	—	35
Repurchase of shares to settle stock award plan	—	(700)	(122)	—	(822)
Senior executive stock option plan	—	915	—	—	915

Balance at March 31, 2012	$304,908	$8,711	$(185,820)	$(19)	$127,780
Net loss	—	—	(1,463)	—	(1,463)
Unrealized foreign currency translation gain	—	—	—	31	31
Share option plan	—	1,333	—	—	1,333
Stock award plan	—	14	—	—	14
Repurchase of shares to settle stock award plan	—	(148)	—	—	(148)
Senior executive stock option plan	—	397	—	—	397

Balance at March 31, 2013	$304,908	$10,307	$(187,283)	$12	$127,944

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows

For the years ended March 31

(Expressed in thousands of Canadian Dollars)

	2013	2012	2011
Cash (used in) provided by:
Operating activities:
Net loss from continuing operations	$(28,309)	$(25,383)	$(29,726)
Adjustments to reconcile to net cash from operating activities:
Depreciation	37,722	44,642	35,062
Equity in (earnings) loss of unconsolidated joint venture (note 9)	(596)	(86)	2,720
Amortization of intangible assets (note 13(b))	3,694	4,287	2,150
Amortization of deferred lease inducements (note 18(b))	(107)	(107)	(107)
Amortization of deferred financing costs (note 13(c))	1,607	1,591	1,609
Loss on disposal of property, plant and equipment	2,628	1,741	1,948
Loss (gain) on disposal of assets held for sale (note 10)	98	(466)	825
Unrealized foreign exchange gain on 8 3/4% senior notes	—	—	(732)
Unrealized gain on derivative financial instruments (note 17(a))	(2,705)	(2,382)	(2,305)
Loss on debt extinguishment (note 16(d))	—	—	4,346
Stock-based compensation expense (recovery) (note 24(a))	3,619	(2,263)	8,156
Cash settlement of restricted share unit plan (note 24(e))	(1,677)	(318)	—
Cash settlement of directors’ deferred share unit plan (note 24(f))	(175)	—	—
Settlement of stock award plan (note 24(g))	(148)	(822)	—
Accretion of asset retirement obligation (note 18(c))	43	39	35
Deferred income tax (benefit) (note 11)	(6,627)	(8,558)	(7,997)
Net changes in non-cash working capital (note 25(b))	43,862	45,183	(28,162)

	52,929	57,098	(12,178)

Investing activities:
Purchase of property, plant and equipment	(32,639)	(49,465)	(32,596)
Additions to intangible assets (note 13(b))	(5,081)	(3,537)	(4,748)
Investment in and advances to unconsolidated joint venture (note 9)	—	—	(1,291)
Proceeds on the wind up of unconsolidated joint venture (note 9)	2,170	—	—
Proceeds on disposal of property, plant and equipment	9,301	176	499
Proceeds on disposal of assets held for sale	2,014	920	826

	(24,235)	(51,906)	(37,310)

Financing activities:
Repayment of credit facilities	(390,921)	(196,203)	(85,000)
Increase in credit facilities	357,396	203,000	128,524
Financing costs (note 13(c))	(439)	(60)	(7,920)
Redemption of 8 3/4% senior notes (note 16(d))	—	—	(202,410)
Issuance of Series 1 Debentures (note 16(e))	—	—	225,000
Settlement of swap liabilities (note 17(a))	—	—	(91,125)
Proceeds from stock options exercised (note 24(b))	—	35	963
Repayment of capital lease obligations	(10,845)	(4,870)	(5,127)

	(44,809)	1,902	(37,095)

(Decrease) increase in cash and cash equivalents from continuing operations	(16,115)	7,094	(86,583)

Cash provided by (used in) discontinued operations (note 23)
Operating activities	38,191	6,175	11,681
Investing activities	(22,061)	(12,294)	(27,322)
Financing activities	(848)	(337)	—

	15,282	(6,456)	(15,641)

(Decrease) increase in cash and cash equivalents	(833)	638	(102,224)
Effect of exchange rate on changes in cash and cash equivalents	31	40	(59)
Cash and cash equivalents, beginning of year	1,400	722	103,005

Cash and cash equivalents, end of year	$598	$1,400	$722

Supplemental cash flow information (note 25(a))

See accompanying notes to consolidated financial statements.

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Notes to Consolidated Financial Statements

For the years ended March 31, 2013, 2012 and 2011

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Material inter-company transactions and balances are eliminated upon consolidation.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, NACGI, North American Fleet Company Ltd., NACG International Inc., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned subsidiaries of NACHI:

•	North American Caisson Ltd.

•	North American Engineering Inc.

•	North American Enterprises Ltd.

•	North American Foundation Engineering Inc.

•	North American Maintenance Ltd.

•	North American Mining Inc.

•	North American Pile Driving Inc.

•	North American Services Inc.
•	North American Site Development Ltd.

•	North American Tailings and Environmental Ltd.

•	DF Investments Limited

•	Drillco Foundation Co. Ltd.

•	Cyntech Canada Inc.

•	Cyntech Services Inc.

•	Cyntech U.S. Inc.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used to value free standing and embedded derivatives and other financial instruments; assumptions used in periodic impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets. Actual results could differ materially from those estimates.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized to the extent contract remedies are unavailable in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

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•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

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•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying all other current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances net of outstanding cheques and short-term investments with maturities of three months or less when purchased.

f) Accounts receivable and unbilled revenue

Accounts receivable in the accompanying Consolidated Balance Sheets are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires, job materials, manufacturing raw materials and finished goods. Finished goods cost includes raw materials, labour and a reasonable allocation of appropriate overhead costs.

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j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation for each category is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and annual rates:

Assets	Basis	Rate

Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Declining balance	30%
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

k) Capitalized interest

The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.

l) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead is assessed for impairment quarterly or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination. The Company assesses qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. If the qualitative assessment results in a determination that goodwill has more-likely-than-not been impaired, the Company performs the two-step goodwill impairment test. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

m) Intangible assets

Intangible assets include:

•	Customer relationships and backlog, which are being amortized over the remaining lives of the related contracts and relationships;

•	trade names, which are being amortized on a straight-line basis over their estimated useful lives of between five and ten years;

•	non-competition agreements, which are being amortized on a straight-line basis between the three and five- year terms of the respective agreements;

•	capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years; and

•	patents, which are being amortized on a straight-line basis over estimated useful lives of up to six years.

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The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software.

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

p) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

q) Foreign currency translation

The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange

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prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

Accounts of the Company’s US-based subsidiary, which has a US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of the Consolidated Statement of Changes in Shareholders’ Equity in Accumulated other comprehensive income (loss). The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and cash equivalents for the period.

r) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

s) Derivative financial instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency and interest rate swap agreements as well as embedded price escalation features in revenue and supplier contracts. All such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.

t) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

u) Stock-based compensation

The Company has a Share Option Plan which is described in note 24(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company has a Senior Executive Stock Option Plan which is described in note 24(c). This compensation plan allows the option holder the right to settle options in cash. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.

The Company has a Deferred Performance Share Unit (“DPSU”) Plan which is described in note 24(d). This compensation plan is settled, at the Company’s option, either by the issuance of equity instruments or by cash payment. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. The

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vesting of awards under the DPSU plan is contingent upon certain performance criteria being achieved. The fair value of each share option grant under the DPSU plan assumes that the relevant performance criteria will be achieved and compensation cost is recorded to the extent that vesting of the award is considered probable. When it is determined that such criteria are not probable of being achieved, no compensation cost is recognized and any previously recognized compensation cost is reversed.

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 24(e). RSUs are granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash. Compensation expense is calculated based on the number of vested shares multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSU in the Consolidated Statements of Operations.

The Company has a Director’s Deferred Stock Unit (“DDSU”) Plan which is described in note 24(f). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the Consolidated Balance Sheets. The measurement of the liability and compensation costs for these awards is based on the fair value of the unit and is recorded as a charge to operating income when issued. Subsequent changes in the Company’s payment obligation after issuing the unit and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

The Company had a Stock Award Plan which is described in note 24(g). The stock awards were settled at the Company’s option, either by the issuance of equity instruments if all necessary shareholder approvals and regulatory approvals are obtained or by cash payment. Compensation cost was measured using the market price of the Company’s common shares at the grant date and was expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital.

v) Net (loss) income per share

Basic net (loss) income per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of shares outstanding during the year (see note 19(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

w) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment operating lease expense” in the Consolidated Statements of Operations.

x) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs related to the senior notes, debentures and the revolving and term loan facilities are amortized over the term of the related debt using the effective interest method.

y) Investments in unconsolidated joint ventures or affiliates

Investments in unconsolidated joint ventures or affiliates over which the Company has significant influence including the Company’s investment in Noramac Ventures Inc. are accounted for under the equity method of accounting,

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whereby the investment is carried at the cost of acquisition, including subsequent capital contributions and loans from the Company, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in unconsolidated joint ventures are included as investment in and advances to unconsolidated joint venture in the Consolidated Balance Sheets.

z) Business combinations

The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

aa) Discontinued operations

As of March 31, 2013, the Company has divested, or is in the process of divesting, certain of its business operations. These businesses are presented as discontinued operations in the Company’s Consolidated Statement of Operations and Comprehensive Loss and, collectively, are included in the line item “Income (loss) from discontinued operations, net of tax” for all periods presented. The cash flows from discontinued operations are included in the “Cash provided by (used in) discontinued operations” section of the Consolidated Statement of Cash Flows for all periods presented. Net assets and net liabilities related to discontinued piling operations are included in the line items “Assets held for sale” and “Liabilities held for sale” on the Consolidated Balance Sheets at March 31, 2013. The Company allocates interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the Company is allocated based on a ratio of net assets to be sold to total consolidated net assets.

3. Accounting pronouncements recently adopted

a) Comprehensive income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This new accounting guidance requires the presentation of the components of net income and other comprehensive income either in a single continuous financial statement, or in two separate but consecutive financial statements. The accounting standard eliminates the option to present other comprehensive income and its components as part of the statement of shareholders’ equity. The Company adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

b) Goodwill Impairment

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other, which amended the guidance on the annual testing of goodwill for impairment. The amended guidance allows companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The Company adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

4. Recent accounting pronouncements not yet adopted

a) Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires companies to disclose both gross and net information about financial instruments that have been offset on the consolidated balance sheet. This ASU will be effective commencing April 1, 2013. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

b) Intangibles – Goodwill and other

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined that it is more likely than not the indefinite-lived intangible asset is impaired, a quantitative impairment test is required. However, if it is concluded otherwise, the quantitative test is not necessary. This ASU will be effective commencing April 1, 2013. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

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c) Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under this standard, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This standard does not change the current requirements for reporting net income or other comprehensive income in the financial statements. This ASU will be effective commencing April 1, 2013. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

5. Accounts receivable

	March 31, 2013	March 31, 2012

Accounts receivable – trade	$66,823	$180,917
Accounts receivable – holdbacks	26,628	32,134
Income and other taxes receivable	3,375	—
Accounts receivable – other	3,643	1,288
Allowance for doubtful accounts (note 17(d))	—	(210)

	$100,469	$214,129

Accounts receivable – holdbacks represent amounts up to 10% under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. As of March 31, 2013 there were $nil holdback balances (March 31, 2012 – $6,038) which relate to contracts whereby the normal operating cycle is greater than one year and therefore are not expected to be collected within a year.

6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	March 31, 2013	March 31, 2012

Costs incurred and estimated earnings on uncompleted contracts	$512,339	$587,220
Less billings to date	(463,241)	(509,511)

	$49,098	$77,709

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	March 31, 2013	March 31, 2012

Unbilled revenue	$56,183	$86,859
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(7,085)	(7,514)

	$49,098	$79,345

Unbilled revenue related to non-construction activities amounted to $nil (March 31, 2012 – $1,636).

An amount of $16,139 (March 31, 2012 – $18,302) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

7. Inventories

	March 31, 2013	March 31, 2012

Spare tires	$5,751	$6,620
Job materials	—	2,188
Manufacturing raw materials	—	1,669
Finished goods	—	1,378

	$5,751	$11,855

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8. Prepaid expenses and deposits

Current:

	March 31, 2013	March 31, 2012
Prepaid insurance and property taxes	$793	$1,257
Prepaid lease payments	1,408	4,624
Prepaid interest	297	434

	$2,498	$6,315

Long term:
	March 31, 2013	March 31, 2012
Prepaid lease payments (note 13(a))	$764	$895

9. Investment in and advances to unconsolidated joint venture

The Company was engaged in a joint venture, Noramac Joint Venture (JV), of which the Company had joint control (50% proportionate interest). The JV was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company owned a 49% interest in Noramac Ventures Inc., a nominee company established by the two joint venture partners. On March 25, 2011, the Company and its joint venture partner decided to wind up Noramac Ventures Inc. and terminate the joint venture. In May 2012, the Company received proceeds of $2,170 on the wind up of the JV. At March 31, 2012 and 2011, the assets and liabilities of the joint venture are stated at the lower of carrying value and fair market value less costs to sell. The difference between carrying value and fair market value of assets and liabilities was recognized in the income statement of the joint venture during the years ended March 31, 2012 and 2011.

As of March 31, 2013, the Company’s investment in and advances to the unconsolidated joint venture totalled $nil (2012 – $1,574). The condensed financial data for investment in and advances to unconsolidated joint venture is summarized as follows:

		March 31, 2013	March 31, 2012

Current assets		$—	$6,556
Current liabilities		—	10,716

Year ended March 31,	2013	2012	2011

Gross revenues	$1,192	$1,922	$12,196
Gross (profit) loss	(1,192)	(1,922)	2,483
Net (income) loss	(1,192)	(172)	5,440

Equity in (earnings) loss of unconsolidated joint venture	$(596)	$(86)	$2,720

10. Assets held for sale

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Such equipment assets held for sale are sold on the Company’s used equipment website and syndicated on third party equipment sale websites. If a sale is not realized after a reasonable length of time, the equipment will be sent to auction for disposal.

During the year ended March 31, 2013, impairment of equipment assets held for sale amounting to $3,346, largely due to the writedown of several haul trucks to fair value, have been included in depreciation expense in the Consolidated Statements of Operations (2012 – $8,748; 2011 – $141). The writedown is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The loss on disposal of equipment assets held for sale was $98 for the year ended March 31, 2013 (2012 – gain of $466; 2011 – loss of $825).

The carrying amount of equipment assets held for sale at March 31, 2013 amounted to $2,724 (2012   –  $1,841). The carrying amount of piling assets held for sale at March 31, 2013 amounted to $154,740 (note 23(b)).

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11. Income taxes

Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended March 31,	2013	2012	2011
Loss from continuing operations before income taxes	$(37,145)	$(34,618)	$(34,831)
Tax rate	25.12%	26.25%	27.75%

Expected benefit	$(9,331)	$(9,087)	$(9,666)
Increase (decrease) related to:
Impact of enacted future statutory income tax rates	9	151	134
Income tax adjustments and reassessments	82	170	742
Valuation allowance	—	(91)	962
Stock-based compensation	344	(393)	1,443
Non deductible portion of capital losses	—	—	932
Other	60	15	348

Income tax benefit	$(8,836)	$(9,235)	$(5,105)

Classified as:

Year ended March 31,	2013	2012	2011
Current income tax (benefit) expense	$(2,209)	$(677)	$2,892
Deferred income tax (benefit)	(6,627)	(8,558)	(7,997)

	$(8,836)	$(9,235)	$(5,105)

The deferred tax assets and liabilities are summarized below:
		March 31, 2013	March 31, 2012

Deferred tax assets:
Non-capital losses carried forward		$43,307	$51,614
Derivative financial instruments		1,618	2,296
Billings in excess of costs on uncompleted contracts		1,781	1,887
Capital lease obligations		10,508	2,689
Deferred lease inducements		111	134
Stock-based compensation		1,508	1,402
Other		539	420

		$59,372	$60,442

		March 31, 2013	March 31, 2012

Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable		$7,965	$13,039
Assets held for sale		684	462
Accounts receivable – holdbacks		6,787	8,071
Property, plant and equipment		49,864	52,323
Deferred financing costs		300	224
Intangible assets		8	8
Other		—	173

		$65,608	$74,300

Net deferred income tax liability		$(6,236)	$(13,858)

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Classified as:
	March 31, 2013	March 31, 2012

Current asset	$33,694	$2,991
Long term asset	14,673	57,451
Current liability	(13,392)	(21,512)
Long term liability	(41,211)	(52,788)

	$(6,236)	$(13,858)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdictions, five provincial jurisdictions, Colombia and US federal, Indiana, Oklahoma and Texas state jurisdiction. For years before 2007, the Company is no longer subject to Canadian federal or provincial examinations.

The Company has a full valuation allowance against capital losses in deferred tax assets of $962 as at March 31, 2013 (2012 – $962; 2011 – $962). At March 31, 2013, the Company has non-capital losses for income tax purposes of $172,372 which predominately expire after 2027.

March 31, 2013

2027	$158
2028	128
2029	13,676
2030	360
2031	41,074
2032	25,357
2033	91,619

$172,372

12. Property, plant and equipment

March 31, 2013	Cost	Accumulated Deprecation	Net Book Value

Heavy equipment	$259,711	$96,046	$163,665
Major component parts in use	58,763	23,512	35,251
Other equipment	25,193	9,970	15,223
Licensed motor vehicles	28,862	22,996	5,866
Office and computer equipment	13,931	11,488	2,443
Buildings	4,015	2,943	1,072
Leasehold improvements	9,512	5,682	3,830
Assets under capital lease	59,160	12,264	46,896

	$459,147	$184,901	$274,246

March 31, 2012	Cost	Accumulated Deprecation	Net Book Value

Heavy equipment	$347,699	$124,982	$222,717
Major component parts in use	74,444	28,741	45,703
Other equipment	35,736	17,017	18,719
Licensed motor vehicles	27,120	19,775	7,345
Office and computer equipment	13,438	8,977	4,461
Buildings	4,355	3,235	1,120
Land	281	—	281
Leasehold improvements	6,620	2,232	4,388
Assets under capital lease	16,579	8,538	8,041

	$526,272	$213,497	$312,775

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Assets under capital lease are comprised predominately of heavy equipment and licensed motor vehicles.

During the year ended March 31, 2013, additions to property, plant and equipment included $42,229 of assets that were acquired by means of capital leases (2012 – $7,215; 2011 – $427). Depreciation of equipment under capital lease of $8,554 (2012 – $1,935; 2011 – $2,535) was included in depreciation expense for continuing operations in the current year.

13. Other assets

a) Other assets are as follows:

	March 31, 2013	March 31, 2012

Prepaid lease payments (note 8)	$764	$895
Intangible assets (note 13(b))	8,625	12,866
Deferred financing costs (note 13(c))	4,973	6,141

	$14,362	$19,902

b) Intangible assets

March 31, 2013	Cost	Accumulated Amortization	Net Book Value
Other intangible assets	$350	$328	$22
Internal-use software	21,914	13,311	8,603

	$22,264	$13,639	$8,625

March 31, 2012	Cost	Accumulated Amortization	Net Book Value
Customer relationships and backlog	$4,442	$1,445	$2,997
Other intangible assets	2,364	1,204	1,160
Internal-use software	16,825	9,644	7,181
Patents	2,017	489	1,528

	$25,648	$12,782	$12,866

During the year ended March 31, 2013, the Company capitalized $5,081 (2012 – $3,537; 2011 – $4,748) related to internally developed computer software. There was no internal-use software written down during the year and writedown expense of $nil was included in amortization of intangible assets during the year ended March 31, 2013 (2012 – $249; 2011 – $nil).

Amortization of intangible assets for the year ended March 31, 2013 was $3,694 (2012 – $4,287; 2011 – $2,150).

The estimated amortization expense for future years is as follows:

For the year ending March 31,
2014	$3,430
2015	2,612
2016	1,801
2017	782
2018 and thereafter	—

$8,625

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c) Deferred financing costs

March 31, 2013	Cost	Accumulated Amortization	Net Book Value

Term and Revolving Facilities	$5,861	$5,384	$477
Series 1 Debentures	6,886	2,390	4,496

	$12,747	$7,774	$4,973

March 31, 2012	Cost	Accumulated Amortization	Net Book Value

Term and Revolving Facilities	$5,422	$4,652	$770
Series 1 Debentures	6,886	1,515	5,371

	$12,308	$6,167	$6,141

During the year ended March 31, 2013, financing fees of $439 were incurred in connection with modifications made to the amended and restated credit agreement (2012 – $60; 2011 – $1,034) (note 16(b)). During the year ended March 31, 2013, financing fees of $nil were incurred in connection with the Series 1 Debentures (2012 – $nil; 2011 – $5,846) (note 16(e)). These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the credit agreement and the Series 1 Debentures, respectively.

Amortization of deferred financing costs included in interest expense for the year ended March 31, 2013 was $1,607 (2012 – $1,591; 2011 – $1,609). Upon redemption of the 8  3/4  % senior notes on April 28, 2010, the unamortized deferred financing costs related to the 8  3/4  % senior notes of $4,324 were expensed and included in the loss on debt extinguishment (note 16(d)). In addition, $183 related to amortization of deferred financing costs incurred up to the redemption date was included in interest expense for the year ended March 31, 2011.

14. Goodwill

The Company’s goodwill relates to the piling business. At March 31, 2013, as a result of the decision to discontinue piling operations and sell piling related assets (note 23(b)), the Company classified the full amount of goodwill to assets held for sale. For the year ended March 31, 2013, the carrying value of goodwill was assessed for impairment along with the other assets of the piling business. Assets held for sale are carried at the lower of their net book value and estimated net disposal proceeds (note 23(b)).

In prior years, the Company conducted an annual two-step goodwill impairment test on October 1 of each year and when a triggering event occurred between annual impairment tests. The Company completed annual goodwill impairment tests on October 1, 2011 and 2010 and determined that there was no goodwill impairment as the fair value of the reporting unit exceeded its carrying value.

15. Accrued liabilities

	March 31, 2013	March 31, 2012

Accrued interest payable	$9,863	$9,866
Payroll liabilities	19,040	15,228
Liabilities related to equipment leases	687	4,238
Income and other taxes payable	2,892	7,463

	$32,482	$36,795

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16. Long term debt

a) Long term debt is as follows:

Current:

	March 31, 2013	March 31, 2012

Credit facilities (note 16(b))	$9,392	$10,000
Capital lease obligations (note 16(c))	12,017	4,402

	$21,409	$14,402

Long term:
	March 31, 2013	March 31, 2012

Credit facilities (note 16(b))	$35,850	$68,767
Capital lease obligations (note 16(c))	29,805	6,299
Series 1 Debentures (note 16(e))	225,000	225,000

	$290,655	$300,066

b) Credit Facilities
	March 31, 2013	March 31, 2012

Term A Facility	$17,202	$20,950
Term B Facility	5,644	37,496

Total Term Facilities	$22,846	$58,446
Revolving Facility	22,396	20,321

Total credit facilities	$45,242	$78,767
Less: current portion of Term Facilities	(9,392)	(10,000)

	$35,850	$68,767

As of March 31, 2013, the Company had outstanding borrowings of $22.8 million (March 31, 2012 – $58.4 million) under the Term Facilities, $22.4 million (March 31, 2012 – $20.3 million) under the Revolving Facility and had issued $3.2 million (March 31, 2012 – $15.0 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $59.4 million.

On September 28, 2012, the Company entered into a Fourth Amending Agreement to the April 2010 credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014 provided the Company repaid the Term B Facility in full by April 30, 2013. The balance of the Term B Facility was repaid in April 2013. Following repayment of the Term B Facility portion, 50 per cent of net proceeds from any subsequent asset sales will be used to reduce the existing Term A Facility. During the year ended March 31, 2013, in addition to regularly scheduled repayments, $10.2 million of net proceeds from asset sales and $15.4 million in net proceeds from the sale of pipeline related assets (note 23(a)) were applied against the Term B Facility.

The Term Facilities require scheduled principal repayments of $2.5 million (Term A Facility – $0.9 million; Term B Facility – $1.6 million) on the last day of each quarter commencing June 30, 2010 and continuing until the earlier of the maturity date or when the Term Facilities have been permanently repaid. The Company has classified the amounts contractually due under the Term Facilities over the next twelve months as current. Outstanding amounts may be prepaid under the amended Credit Facility in whole or in part at any time without premium or penalty.

The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. Under the terms of the amended agreement the Company will be able to increase its capital leasing capacity from $30.0 million to $75.0 million, supporting the Company’s planned conversion of up to $50.0 million of existing operating leases into capital leases. This amendment is also accompanied by restrictions on net capital expenditures that can be made by the Company through the term of the agreement.

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in

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advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at March 31, 2013 was 7.62%.

The credit facilities are secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and as at March 31, 2013 the Company was in compliance with both the standard and the amended covenants.

c) Capital lease obligations

The Company’s capital leases primarily relate to heavy equipment and licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2014	$14,442
2015	13,490
2016	12,156
2017	6,887
2018	—

Subtotal:	$46,975
Less: amount representing interest	(5,153)

Present value of minimum lease payments	$41,822
Less: current portion	(12,017)

Long term portion	$29,805

d) 8  3/4 % Senior Notes

The 8  3/4 % senior notes were issued on November 26, 2003 in the amount of US $200.0 million (Canadian $263.0 million). On April 28, 2010, the Company redeemed the 8  3/4  % senior notes for $202,410 and recorded a $4,346 loss on debt extinguishment including a $4,324 write off of deferred financing costs (note 13(c)).

e) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

The Series 1 Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each debenture holder’s Series 1 Debentures, at a purchase price in cash equal to 101% of the principal amount of the Series 1 Debentures offered for repurchase plus accrued interest to the date of purchase.

17. Financial instruments and risk management

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Term and Revolving Facilities are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to

80	2013 Annual Report

be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $45.2 million at March 31, 2013 and $78.8 million at March 31, 2012 (note 16(b)), the fair value of amounts due under the Term and Revolving Facilities as at March 31, 2013 and March 31, 2012 are not significantly different than their carrying value.

Financial instruments with carrying amounts that differ from their fair values are as follows:

	March 31, 2013		March 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i )	$41,822	$37,369	$10,701	$10,657
Series 1 Debentures (ii)	225,000	220,079	225,000	203,624

(i)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.
(ii)	The fair value of the Series 1 Debentures is based upon the expected discounted cash flows and the period end market price of similar financial instruments.

a) Fair value measurements

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

The fair values of the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs including foreign currency rates, implied volatilities and discount factors to estimate fair value. The Company considers its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external, readily observable, market data such as futures prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the effect of such variations could be material.

At March 31, 2013, the Company had no financial assets or financial liabilities measured at fair value on a recurring basis which were classified as Level 1 or Level 3 under the fair value hierarchy. Since the Company primarily uses observable inputs of similar instruments and discounted cash flows in its valuation of its derivative financial instruments, these fair value measurements are classified as Level 2 of the fair value hierarchy. Financial assets and liabilities measured at fair value net of accrued interest on a recurring basis, all of which are classified as Derivative financial instruments on the Consolidated Balance Sheets are summarized below:

March 31, 2013	Carrying Amount

Embedded price escalation features in certain long term supplier contracts	$6,441
Less: current portion	(4,261)

$2,180

March 31, 2012	Carrying Amount

Embedded price escalation features in certain long term supplier contracts	$9,146
Less: current portion	(3,220)

$5,926

On April 8, 2010, the Company settled the cross-currency and interest rate swaps, including accrued interest for a total of $91,125 in conjunction with the settlement of the 8  3/4 % senior notes (note 16(d)).

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The unrealized gains and losses on derivative financial instruments is comprised as follows:

Year ended March 31,	2013	2012	2011
Unrealized loss on cross-currency and interest rate swaps	$—	$—	$2,111
Unrealized gain on embedded price escalation features in a long term customer construction contract	—	(5,877)	(604)
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(2,705)	3,495	(3,812)

	$(2,705)	$(2,382)	$(2,305)

Non-financial assets measured at fair value on a non-recurring basis as at March 31, 2013 and March 31, 2012 in the financial statements are summarized below:

	March 31, 2013		March 31, 2012
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$157,464	$(3,346)	$1,841	$(8,748)

Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 10) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value less cost to sell of piling assets held for sale (note 23(b)) was determined by comparison to offers from independent 3rd parties on the assets held for sale. The fair value of the equipment assets held for sale and piling assets held for sale are classified under Level 3 and 2, respectively, of the fair value hierarchy.

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facilities, varies as market interest rates change. At March 31, 2013, the Company held $45.2 million of floating rate debt pertaining to its Credit Facilities (March 31, 2012 – $78.8 million). As at March 31, 2013, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt

82	2013 Annual Report

will result in $0.5 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at March 31, 2013.

The fair value of financial instruments with fixed interest rates, such as the Company’s Series 1 Debentures, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended March 31,	2013	2012	2011
Customer A	25%	15%	30%
Customer B	23%	23%	10%
Customer C	17%	6%	—
Customer D	8%	10%	13%
Customer E	6%	31%	38%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At March 31, 2013 and March 31, 2012, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	March 31, 2013	March 31, 2012
Customer A	23%	4%
Customer B	20%	31%
Customer C	11%	10%
Customer D	11%	4%
Customer E	8%	11%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	March 31, 2013	March 31, 2012
Trade accounts receivables	$93,451	$213,051
Other receivables	7,018	1,078

Total accounts receivable	$100,469	$214,129

Unbilled revenue	$56,183	$86,859

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On a geographic basis as at March 31, 2013, approximately 100% (March 31, 2012 – 95%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.

Payment terms are generally net 30 days. As at March 31, 2013 and March 31, 2012, trade receivables are aged as follows:

	March 31, 2013	March 31, 2012
Not past due	$76,646	$166,362
Past due 1-30 days	14,203	27,617
Past due 31-60 days	957	8,476
More than 61 days	1,645	10,596

Total	$93,451	$213,051

As at March 31, 2013, the Company has recorded an allowance for doubtful accounts of $nil (March 31, 2012 – $210) of which 100% relates to amounts that are more than 61 days past due.

The allowance is an estimate of the March 31, 2013 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended March 31,	2013	2012	2011
Opening balance	$210	$30	$1,691
Payments received on provided balances	(1)	—	(682)
Current year allowance	365	180	518
Write-offs	(574)	—	(1,497)

Ending balance	$—	$210	$30

Credit risk on derivative financial instruments arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements. This credit risk only arises in instances where these agreements have positive fair value for the Company.

18. Other long term obligations

a) Other long term obligations are as follows:

	March 31, 2013	March 31, 2012
Liabilities related to equipment leases	$104	$3,169
Deferred lease inducements (note 18(b))	440	547
Asset retirement obligation (note 18(c))	477	434
Senior executive stock option plan (note 24(c))	925	1,322
Restricted share unit plan (note 24(e))	2,768	3,170
Directors’ deferred stock unit plan (note 24(f))	3,106	2,284

	$7,820	$10,926
Less current portion of:
Restricted share unit plan (note 24(e))	(719)	(2,066)
Directors’ deferred share unit plan (note 24(f))	(355)	—

	$6,746	$8,860

b) Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	March 31, 2013	March 31, 2012
Balance, beginning of year	$547	$654
Amortization of deferred lease inducements	(107)	(107)

Balance, end of year	$440	$547

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c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	March 31, 2013	March 31, 2012
Balance, beginning of year	$434	$395
Accretion expense	43	39

Balance, end of year	$477	$434

At March 31, 2013, estimated undiscounted cash flows required to settle the obligation were $1,084 (March 31, 2012 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

19. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares
Unlimited number of non-voting common shares

Issued and outstanding:

	Number of Shares	Amount
Voting common shares
Issued and outstanding at March 31, 2010	36,049,276	$303,505
Issued upon exercise of stock options	193,250	963
Transferred from additional paid-in capital on exercise of stock options	—	386

Issued and outstanding at March 31, 2011	36,242,526	$304,854
Issued upon exercise of stock options	8,480	35
Transferred from additional paid-in capital on exercise of stock options	—	19

Issued and outstanding at March 31, 2012 and 2013	36,251,006	$304,908

b) Net (loss) income per share

Year ended March 31,	2013	2012	2011
Net loss from continuing operations	$(28,309)	$(25,383)	$(29,726)
Net income (loss) from discontinued operations	26,846	4,221	(4,924)

Net loss	$(1,463)	$(21,162)	$(34,650)

Weighted average number of common shares (no dilutive effect)	36,251,006	36,249,082	36,119,356

Basic per share information (no dilutive effect)
Net loss from continuing operations	$(0.78)	$(0.70)	$(0.82)
Net income (loss) from discontinued operations	0.74	0.12	(0.14)

Net loss	$(0.04)	$(0.58)	$(0.96)

For the year ended March 31, 2013, there were 2,985,722 stock options which were anti-dilutive (March 31, 2012 – 1,834,794 and 50,000 stock options and stock awards, respectively; March 31, 2011 – 1,647,474, 75,591 and 150,000 stock options, stock awards and deferred performance share units, respectively) and therefore were not considered in computing diluted earnings per share.

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20. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending March 31,
2014	$25,729
2015	16,928
2016	4,720
2017	2,601
2018 and thereafter	12,081

$62,059

Total contingent rentals on operating leases consisting principally of (recovery) usage charges in excess of minimum contracted amounts for the years ended March 31, 2013, 2012 and 2011 amounted to $(800), $(8,449) and $1,881, respectively.

21. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

22. Interest expense

Year ended March 31,	2013	2012	2011
Interest on 8 3/4% senior notes and swaps	$—	$—	$1,238
Interest on capital lease obligations	1,925	425	643
Amortization of deferred financing costs	1,607	1,591	1,609
Interest on credit facilities	4,414	4,547	2,992
Interest on Series 1 Debentures	15,230	15,255	15,089

Interest on long term debt	$23,176	$21,818	$21,571
Other interest	567	328	962

	$23,743	$22,146	$22,533

23. Discontinued operations

During the year ended March 31, 2013, the Company elected to sell its pipeline related assets and piling related assets and discontinue the operations of these businesses. Prior to this decision, the Company had two reportable business segments consisting of Heavy Construction and Mining and Commercial and Industrial Construction. The Commercial and Industrial Construction segment was comprised of pipeline and piling operations. The operations and balance sheets of the discontinued Commercial and Industrial Construction segment are summarized in this note and the Heavy Construction and Mining operations and balance sheet are presented on the face of the financial statements.

a) Pipeline

On November 22, 2012, the Company reached an agreement with an independent third party to sell its pipeline integrity and maintenance industry related assets for total consideration of approximately $16,250. The selling costs were $781 rendering net proceeds of $15,469. The Company does not have any continuing significant involvement in the operations of pipeline. For all periods presented, the results of its pipeline operations and cash flows have been reported as discontinued operations.

The following table summarizes the book value of the disposed pipeline related assets:

Inventory	$1,254
Property, plant and equipment, gross	$17,491
Accumulated depreciation	(5,459)

Pipeline related assets	$13,286

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The results of pipeline discontinued operations are summarized as follows:

Year ended March 31,	2013	2012	2011

Revenue	$35,901	$150,504	$85,452
Project costs	36,090	164,278	87,703
Depreciation	196	1,045	550

Gross loss	$(385)	$(14,819)	$(2,801)
General and administrative expenses	1,246	1,371	1,449
Gain on disposal of property, plant and equipment	(375)	—	—
Recovery of previously expensed tools, supplies and equipment parts	(1,095)	—	—
Gain on sale of inventory	(714)	—	—

Operating Income (loss)	$553	$(16,190)	$(4,250)
Interest expense	700	1,050	1,050

Loss before income taxes	$(147)	$(17,240)	$(5,300)
Deferred income tax expense (benefit)	173	(4,282)	(1,389)

Net loss from discontinued operations	$(320)	$(12,958)	$(3,911)

Cash provided by (used in) the pipeline discontinued operations is summarized as follows:

Year ended March 31,	2013	2012	2011

Operating activities	$928	$(16,195)	$(4,750)
Investing activities	11,986	(4,110)	(1,124)

	$12,914	$(20,305)	$(5,874)

b) Piling

At March 31, 2013, as part of its ongoing strategic evaluation of operations, the Company made the decision to sell its piling assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exit the piling, foundation, pipeline anchor and tank services businesses. On June 10, 2013, the Company reached an agreement with Keller Group plc (the “Purchaser”) to sell its piling assets and liabilities, subject to majority approval by the Purchaser’s shareholders and subject to the Purchaser securing certain anti-trust approvals, for initial consideration of approximately $227,500, plus or minus customary working capital adjustments, less capital lease obligations at the closing date. The terms of the agreement entitle the Company to additional proceeds of $92,500 over the next three years, contingent on the Purchaser achieving prescribed profit milestones from the piling business. These contingent proceeds will be recognized as the profit milestones are achieved. The assets and liabilities being sold have been classified as held for sale on the Consolidated Balance Sheets. Upon finalization of the sale the Company will not have any significant continuing involvement in piling operations. For all periods presented, the results of piling operations and cash flows are included in discontinued operations.

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The following table summarizes the book value of the piling related assets classified as held for sale:

Accounts receivable, net	$44,297
Unbilled revenue	9,324
Inventories	7,754
Prepaid expenses	181
Intangible assets	4,220
Property, plant and equipment, gross	83,359
Accumulated depreciation	(29,566)
Goodwill	32,901
Deferred tax assets	2,270

Assets held for sale	$154,740

The following table summarizes the book value of the piling related liabilities classified as held for sale:

Accounts payable	$17,048
Accrued liabilities	23
Billings in excess	3,115
Capital lease obligation	5,927
Deferred tax liabilities	12,733

Liabilities held for sale	$38,846

The results of piling discontinued operations are summarized as follows:

Year ended March 31,	2013	2012	2011

Revenue	$236,459	$185,321	$105,559
Project costs	172,593	136,080	84,175
Equipment operating lease expense	2,315	2,315	1,071
Depreciation	3,592	3,213	3,828

Gross profit	$57,959	$43,713	$16,485
General and administrative expenses	12,451	11,696	9,654
Amortization of intangible assets	1,408	1,415	1,390

Operating income	$44,100	$30,602	$5,441
Interest expense	7,639	7,129	6,408

Income (loss) before income taxes	$36,461	$23,473	$(967)
Deferred income tax expense	9,295	6,294	46

Net income (loss) from discontinued operations	$27,166	$17,179	$(1,013)

Cash provided by (used in) the piling discontinued operations is summarized as follows:

Year ended March 31,	2013	2012	2011

Operating activities	$37,263	$22,370	$16,431
Investing activities	(34,047)	(8,184)	(26,198)
Financing activities	(848)	(337)	—

	$2,368	$13,849	$(9,767)

88	2013 Annual Report

24. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended March 31,	2013	2012	2011
Share option plan (note 24(b))	$1,333	$1,373	$1,455
Senior executive stock option plan (note 24(c))	—	(2,878)	2,878
Deferred performance share unit plan (note 24(d))	—	—	(44)
Restricted share unit plan (note 24(e))	1,275	733	1,603
Directors’ deferred stock unit plan (note 24(f))	997	(1,747)	1,484
Stock award plan (note 24(g))	14	256	780

	$3,619	$(2,263)	$8,156

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Number of options	Weighted average exercise price $ per share
Outstanding at March 31, 2010	2,250,804	7.84
Granted	260,000	9.77
Exercised(i)	(193,250)	4.98
Forfeited	(120,080)	10.30
Modified(ii)	(550,000)	5.00

Outstanding at March 31, 2011	1,647,474	9.25
Granted	287,700	6.56
Exercised(i)	(8,480)	4.15
Forfeited	(91,900)	10.42

Outstanding at March 31, 2012	1,834,794	8.79
Granted	1,517,400	2.83
Forfeited	(366,472)	9.10

Outstanding at March 31, 2013	2,985,722	5.72

(i)	All stock options exercised resulted in new common shares being issued (note 19(a));
(ii)	550,000 stock options were modified as senior executive stock options on September 22, 2010 (note 24(c)).

Cash received from option exercises for the year ended March 31, 2013 was $nil (2012 – $35; 2011 – $963). The total intrinsic value of options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, for the years ended March 31, 2013, 2012 and 2011 was $nil, $48 and $1,084, respectively.

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The following table summarizes information about stock options outstanding at March 31, 2013:

	Options outstanding			Options exercisable

Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	705,600	9.5 years	$2.75	—	—	—
$2.79	750,000	9.2 years	$2.79	—	—	—
$3.69	115,840	6.4 years	$3.69	91,700	6.6 years	$3.69
$4.90	40,000	9 years	$4.90	—	—	—
$5.00	403,982	1.8 years	$5.00	403,982	1.8 years	$5.00
$6.56	188,260	8.1 years	$6.56	42,140	7.4 years	$6.56
$8.28	80,000	6.2 years	$8.28	48,000	6.2 years	$8.28
$8.58	60,000	7.5 years	$8.58	24,000	7.5 years	$8.58
$9.33	125,560	6.5 years	$9.33	79,200	6.6 years	$9.33
$10.13	128,780	7.4 years	$10.13	55,640	7.3 years	$10.13
$13.21	75,000	4.8 years	$13.21	75,000	4.8 years	$13.21
$13.50	194,940	4.6 years	$13.50	194,940	4.6 years	$13.50
$15.37	40,000	5 years	$15.37	40,000	5 years	$15.37
$16.46	50,000	5 years	$16.46	40,000	5 years	$16.46
$16.75	27,760	3.5 years	$16.75	27,760	3.5 years	$16.75

	2,985,722	7.1 years	$5.72	1,122,362	4.2 years	$8.82

At March 31, 2013, the weighted average remaining contractual life of outstanding options is 7.1 years (March 31, 2012 – 6.3 years). The fair value of options vested during the year ended March 31, 2013 was $1,381 (March 31, 2012 – $1,652). At March 31, 2013, the Company had 1,122,362 exercisable options (March 31, 2012 – 1,031,774) with a weighted average exercise price of $8.82 (March 31, 2012 – $8.82).

At March 31, 2013, the total compensation costs related to non-vested awards not yet recognized was $2,768 (March 31, 2012 – $2,655) and these costs are expected to be recognized over a weighted average period of 3.6 years (March 31, 2012 – 3.2 years).

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year ended March 31,	2013	2012	2011
Number of options granted	1,517,400	287,700	260,000
Weighted average fair value per option granted ($)	1.88	4.38	6.79
Weighted average assumptions:
Dividend yield	Nil %	Nil %	Nil %
Expected volatility	74.52%	75.22%	78.59%
Risk-free interest rate	1.02%	1.32%	2.65%
Expected life (years)	6.4	6.3	6.1

The Company uses company specific historical data to estimate the expected life of the option, such as employee option exercise and employee post-vesting departure behaviour.

c) Senior executive stock option plan

On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in 550,000 stock options (senior executive stock options) changing classification from equity to a long term liability. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Previously recognized compensation cost related to the senior executive stock option plan of $2,237 was transferred from additional paid-in capital to the senior executive stock option liability on the modification date. The fair value of the compensation liability is calculated using the Black-Scholes model at each period end. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.

90	2013 Annual Report

The weighted average assumptions used in estimating the fair value of the senior executive stock options as at March 31, 2013 are as follows:

Year ended March 31,	2013	2012	2011
Number of senior executive stock options	550,000	550,000	550,000
Weighted average fair value per option granted ($)	1.68	2.40	9.30
Weighted average assumptions:
Dividend yield	Nil %	Nil %	Nil %
Expected volatility	71.74%	74.99%	76.74%
Risk-free interest rate	0.26%	0.54%	1.77%
Expected life (years)	2.1	3.1	6.1

d) Deferred performance share unit plan

The Company has no outstanding Deferred Performance Share Units (“DPSUs”) at this time. DPSUs were granted each fiscal year with respect of services to be provided in that fiscal year and the following two fiscal years. The DPSUs vested at the end of a three-year term and were subject to the performance criteria approved by the Compensation Committee of the Board of Directors at the date of grant. Such performance criterion included the passage of time and the return on invested capital calculated as operating income divided by average operating assets. The maturity date for such DPSUs was the last day of the third fiscal year following the grant date. At the maturity date, the Compensation Committee assessed the participant against the performance criteria and determined the number of DPSUs that were earned (earned DPSUs).

The settlement of the participant’s entitlement was made at the Company’s option either in cash, in an amount equivalent to the number of earned DPSUs multiplied by the fair market value of the Company’s common shares as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the date of maturity, or in a number of common shares equal to the number of earned DPSUs. If settled in common shares, the common shares were purchased on the open market or through the issuance of shares from treasury.

The fair value of each unit under the DPSU Plan was estimated on the date of the grant using Black-Scholes option pricing model. There were no DPSUs granted in fiscal 2013, 2012 and 2011.

Number of units

Outstanding at March 31, 2010	507,295
Forfeited	(74,776)

Outstanding at March 31, 2011	432,519
Expired	(41,117)
Converted to RSUs (note 24(e))	(391,402)

Outstanding at March 31, 2012 and 2013	—

On April 1, 2011, the Company converted 262,737 and 128,665 Deferred Performance Share Units (“DPSUs”) into Restricted Share Units (“RSUs”) for the April 1, 2009 and March 31, 2010 grants at a conversion factor of 50% and 75% respectively (note 24(e)).

e) Restricted share unit plan

Restricted Share Units (“RSUs”) are granted each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash.

Compensation expense is calculated based on the number of vested shares multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSU in the Consolidated Statements of Operations.

On April 1, 2011, the Company converted the April 1, 2009 and March 31, 2010 DPSUs (note 24(d)) into RSUs at a conversion factor of 50% and 75% respectively.

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Number of units

Outstanding at March 31, 2010	468,815
Forfeited	(86,339)

Outstanding at March 31, 2011	382,476
Granted	695,086
Settled	(27,850)
Forfeited	(102,022)
Converted from DPSUs (note 24(d))	227,875

Outstanding at March 31, 2012	1,175,565
Granted	625,405
Settled	(345,679)
Forfeited	(364,446)

Outstanding at March 31, 2013	1,090,845

At March 31, 2013, in the Consolidated Balance Sheets the $719 current portion of RSU liabilities were included in accrued liabilities (March 31, 2012 – $2,066) and long term portion of RSU liabilities of $2,049 were included in other long term obligations (March 31, 2012 – $1,104). During the year ended March 31, 2013, 345,679 units were settled in cash for $1,677 (2012 – 27,850 units settled in cash for $318). At March 31, 2013, an additional 154,330 vested, which were settled in April 2013 using a redemption value of $4.66 per unit. This liability is included in the current portion of RSU liabilities at March 31, 2013.

At March 31, 2013, the weighted average remaining contractual life of the outstanding RSUs, including the 154,330 fully vested but unsettled units, was 1.4 years (March 31, 2012 – 1.4 years). Using a fair market value of $4.65 per unit at March 31, 2013, there were approximately $2,335 of total unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU Plan (March 31, 2012 – $2,576) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.6 years (March 31, 2012 – 1.4 years).

f) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non–officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred unit account is determined by dividing the amount of the participant’s deferred remuneration by fair market value of the Company’s common shares, calculated as the Canadian Dollar equivalent of the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the date that participants’ remuneration becomes payable. The DDSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the five trading days immediately preceding death or retirement. Directors, who are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

Number of units

Outstanding at March 31, 2010	263,266
Issued	73,752

Outstanding at March 31, 2011	337,018
Issued	128,248

Outstanding at March 31, 2012	465,266
Issued	266,091
Redeemed	(63,413)

Outstanding at March 31, 2013	667,944

At March 31, 2013, the fair market value of these units was 4.65 per unit (March 31, 2012 – $4.91 per unit). At March 31, 2013, the current portion of DDSU liabilities of $355 were included in accrued liabilities (March 31, 2012 – $nil) and the long term portion of DDSU liabilities of $2,751 were included in other long term obligations

92	2013 Annual Report

(March 31, 2012 – $2,284) in the Consolidated Balance Sheets. During the year ended March 31, 2013, 63,413 units were redeemed and settled in cash for $175 (March 31, 2012 – no units were redeemed). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

g) Stock award plan

On September 24, 2009, the former Chief Executive Officer’s (CEO) employment agreement was extended by the Board of Directors for a further period of two years, to May 8, 2012. In addition to the existing conditions in his employment agreement, as of September 24, 2010, the effective date, the former CEO was granted the right to receive 150,000 common shares of the Company as follows:

•	50,000 shares on May 8, 2011;

•	50,000 shares on November 8, 2011; and

•	50,000 shares on May 8, 2012.

The former CEO’s entitlement, upon the above release dates, could be settled in common shares purchased on the open market or through the issuance of common shares from treasury, in each case net of required withholdings. The estimate of the fair value of the stock award on the grant date is equal to the market price of the Company’s common shares.

During the year ended March 31, 2013, 50,000 stock awards vested (March 31, 2012 – 100,000 stock awards) and were settled in common shares purchased on the open market for $148 (March 31, 2012 – $822). At March 31, 2013 there were no stock award plan units outstanding.

25. Other information

a) Supplemental cash flow information

Year ended March 31,	2013	2012	2011
Cash paid during the year for:
Interest, including realized interest on interest rate swap	$29,783	$27,521	$33,559
Income taxes	4,833	1,415	4,149
Cash received during the year for:
Interest	10	1	1,168
Income taxes	518	5,347	2,260

2013 Annual Report	93

NOA

Year ended March 31,	2013	2012	2011
Non-cash transactions:

Acquisition of property, plant and equipment for continuing operations by means of capital leases	42,229	6,614	427

Acquisition of property, plant and equipment for discontinued operations by means of capital leases	6,512	601	—

Additions to assets held for sale	(2,995)	(10,322)	(1,675)

Additions to assets held for sale from discontinued piling operations	(152,470)	—	—

Additions to liabilities held for sale from discontinued piling operations	26,113	—	—

Net increase (decrease) in accounts payable related to purchase of property, plant and equipment	4,294	1,380	(3,879)

Net decrease in current portion of equipment lease liabilities included in accrued liabilities related to the purchase of property, plant and equipment	(1,574)	—	—

Net decrease in long term portion of equipment lease liabilities related to the purchase of property, plant and equipment	(1,712)	—	—

Decrease in property, plant and equipment resulting from reclassification to inventory	(2,219)	—	—

(Decrease) increase in accrued liabilities related to current portion of RSU liability	(1,347)	2,066	—

Increase in accrued liabilities related to current portion of DDSU liability	355	—	—

Change in non-cash working capital related to piling discontinued operations, excluded from non-cash working capital for continuing operations:
Accounts receivable	1,849	17,773	4,277
Unbilled revenue	236	3,082	883
Inventories	3,900	1,026	1,731
Prepaid expenses	(47)	51	5,502
Accounts payable	27,857	(14,135)	(23,444)
Accrued liabilities	103	252	(132)
Billings in excess of costs and earnings	1,207	(2,318)	(997)

Non-cash transactions related to the buyout of contract-related assets during the year ended March 31, 2012:

Disposition of property, plant and equipment related to the buyout of contract-related assets	—	(27,063)	—

Disposition of intangible assets related to the buyout of contract-related assets	—	(1,119)	—

Increase in accounts receivable related to the buyout of contract-related assets	—	66,055	—

Decrease in unbilled revenue related to the buyout of contract-related assets	—	(16,457)	—

Decrease in inventory related to the buyout of contract-related assets	—	(8,483)	—

Increase in accounts payable related to the buyout of contract-related assets	—	12,933	—

94	2013 Annual Report

b) Net change in non-cash working capital

Year ended March 31,	2013	2012	2011

Operating activities:
Accounts receivable, net	$71,212	$(1,819)	$(5,257)
Unbilled revenue	21,588	2,705	(17,354)
Inventories	3,215	(11,577)	(930)
Prepaid expenses and deposits	3,720	3,464	5,810
Accounts payable	(56,792)	56,629	(2,062)
Accrued liabilities	(1,621)	2,167	(5,566)
Long term portion of liabilities related to equipment leases	(1,353)	(9,578)	(2,196)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	3,893	3,192	(607)

	$43,862	$45,183	$(28,162)

26. Claims revenue

Year ended March 31,	2013	2012	2011

Claims revenue recognized	$20,994	$32,612	$2,521
Claims revenue uncollected (classified as unbilled revenue)	18,426	22,393	1,742

27. Related party transactions

Perry Partners, L.P. and Perry Partners International, Inc. are together the last remaining “Sponsors” of the Company from the time of the Company’s initial public offering in November of 2006. The Company may receive consulting and advisory services provided by the Sponsors (principals or employees of such Sponsors are directors of the Company) with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advisory and consulting services, the Company provides reports, financial data and other information to the Sponsors. This permits them to consult with and advise the Company’s management on matters relating to its operations, company affairs and finances. In addition, this permits them to visit and inspect any of the Company’s properties and facilities.

Prior to August 20, 2012, The Sterling Group Partners I, L.P. (“Sterling”) was a Sponsor of the Company. As at that date, Sterling distributed all of its 4,626,265 common shares in the capital of the Company to its limited partners and general partner in connection with the termination of the investment term of Sterling, leaving Sterling with no common shares in the capital of the Company. Concurrently with such distribution, Sterling and the Company entered into an agreement terminating Sterling’s Advisory Services Agreement.

There were no material related party transactions during the years ended March 31, 2013, March 31, 2012 and March 31, 2011. All related party transactions were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.

28. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended March 31, 2013 were $2,057 (2012 – $2,083; 2011 – $1,689).

29. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

2013 Annual Report	95

Board of Directors

Senior Management

Corporate Information

Corporate Headquarters

Zone 3, Acheson Industrial Area
2 - 53016 Hwy 60
Acheson, Alberta T7X 5A7
Phone: 780.960.7171
Fax: 780.960.7103

Auditors

KPMG LLP
Edmonton, AB

Solicitors

Bracewell & Giuliani LLP
Houston, Texas

Borden Ladner Gervais LLP
Toronto, Ontario

Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Ticket Symbol: NOA

Transfer Agent

Computershare Investor Services
100 University Avenue
Toronto, Ontario M5J 2Y1
1-800-564-6253
www.computershare.com

Investor Information

Investor Relations

Kevin Rowand
Phone: 780.969.5528
Fax: 780.969.5599
Email: IR@nacg.ca
Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of
North American Energy Partners Inc.
will be held:

Wednesday, September 18, 2013
4:00 PM
North American Energy Partners
Edmonton Office - West Campus
18817 Stony Plain Road
Edmonton, Alberta

NORTH AMERICAN
ENERGY PARTNERS INC.